                                                       Registration No. 333-4572


      As filed with the Securities and Exchange Commission on May 8, 1996



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           _________________________

                                    FORM S-3/A

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                           _________________________

                                 ALKERMES, INC.
             (Exact name of registrant as specified in its charter)

                 Pennsylvania                       23-2472830
        (State or other jurisdiction of          (I.R.S. Employer
        incorporation or organization)          Identification No.)


                                64 Sidney Street
                      Cambridge, Massachusetts 02139-4234
                                 (617) 494-0171
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                Richard F. Pops
                            Chief Executive Officer
                                 Alkermes, Inc.
                                64 Sidney Street
                      Cambridge, Massachusetts 02139-4234
                                 (617) 494-0171
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to
                           MORRIS CHESTON, JR., ESQ.
                              MARTHA J. HAYS, ESQ.
                       Ballard Spahr Andrews & Ingersoll
                               1735 Market Street
                          Philadelphia, PA 19103-7599
                                 (215) 665-8500
                           _________________________

          Approximate date of commencement of proposed sale to the public: As soon as practicable following the effective date of this Registration Statement.

          If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box.[_]

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, check the following box.[_]

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[_]

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[_]

                    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.[_]

                        CALCULATION OF REGISTRATION FEE

=====================================================================================================
                                             Proposed Maximum    Proposed Maximum
   Title of Each Class of      Amount to be   Offering Price         Aggregate          Amount of
 Securities to be Registered    Registered     Per Share (1)     Offering Price(1)   Registration Fee
- -----------------------------------------------------------------------------------------------------
Common Stock, par value          2,300,000        $11.3125            $26,018,750            $8,972(2)
  $.01 per share
=====================================================================================================

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457.
(2)  $5,819 has been previously paid.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
     SECTION 8(A) THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                    SUBJECT TO COMPLETION, DATED MAY 8, 1996

                                 ALKERMES, INC.

                                2,300,000 Shares

                                  Common Stock

          The 2,300,000 shares of Common Stock offered hereby are being issued and sold directly by Alkermes, Inc. ("Alkermes" or the "Company"). Such shares of Common Stock will be offered exclusively to institutional investors and affiliates of such institutional investors. On May 7, 1996, the last sale price of the Company's Common Stock, as reported on the Nasdaq National Market, was $11.25 per share. See "Summary -- Market Prices." The Common Stock of the Company is traded on the Nasdaq National Market under the symbol "ALKS."
                              --------------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                         SEE "RISK FACTORS" ON PAGE 8.
                              --------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
            THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED
               UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
                    ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.


================================================================================
                             Price to Public(1)                 Proceeds to
                                                                 Company(2)
- --------------------------------------------------------------------------------
Per Share............        $                                  $
- --------------------------------------------------------------------------------
Total................        $                                  $
================================================================================

     (1) The final price of the Common Stock will be determined by negotiations between the Company and prospective purchasers of the Common Stock.

     (2) Before deducting expenses payable by the Company estimated at $70,000. No underwriting discounts or commissions will be paid by the Company in connection with the sale of its Common Stock.

                              --------------------

          The shares of Common Stock offered hereby are offered directly by the Company. The Company has not fixed a minimum number of shares of Common Stock to be sold in this offering and funds received by the Company on the sale of less than all of the shares of Common Stock will not be placed in an escrow, trust or similar arrangement. It is expected that delivery of certificates representing the shares of Common Stock will be made against payment for the Common Stock in Boston, Massachusetts, and the offering of any unsold shares hereunder will terminate, not later than 30 days after the date of this Prospectus.

                           --------------------------

                The date of this Prospectus is           , 1996.


     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                             AVAILABLE INFORMATION


          The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company may be inspected without charge and copied at the public reference facilities maintained by the Commission at Room 1014, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: 7 World Trade Center, New York, New York 10048; and 500 West Madison Street, 14th Floor, Chicago, Illinois 60661. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at the prescribed rates. Alkermes' Common Stock is listed and traded on the Nasdaq National Market. Reports, proxy statements and other information filed by the Company may also be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, DC 20002.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents which provide certain information with respect to Alkermes, Inc. are incorporated by reference in this Prospectus:

          1.   Annual Report on Form 10-K for the fiscal year ended March 31,
               1995;

          2. Quarterly reports of the Company on Form 10-Q for the fiscal quarters ended June 30, September 30 and December 31, 1995;

          3.   Current report of the Company on Form 8-K, dated March 11, 1996;
               and

          4. Item 1 of Registration Statement on Form 8-A dated June 28, 1991, as amended by a Report on Form 8 dated February 12, 1993.

          All documents filed by Alkermes, Inc. pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing such documents. Any statement contained herein or in a document incorporated by reference or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that such statement is modified or superseded by any other subsequently filed document which is incorporated or is deemed to be incorporated by reference herein. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

          THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. ALKERMES, INC. HEREBY UNDERTAKES TO PROVIDE WITHOUT CHARGE TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS PROSPECTUS HAS BEEN DELIVERED, ON THE WRITTEN OR ORAL REQUEST OF SUCH PERSON, A COPY OF ANY OR ALL OF THE DOCUMENTS REFERRED TO ABOVE WHICH HAVE BEEN OR MAY BE INCORPORATED INTO THIS PROSPECTUS AND DEEMED TO BE PART HEREOF, OTHER THAN EXHIBITS TO SUCH DOCUMENTS, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS. THESE DOCUMENTS ARE AVAILABLE UPON REQUEST FROM MICHAEL J. LANDINE, SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER, ALKERMES, INC., 64 SIDNEY STREET, CAMBRIDGE, MASSACHUSETTS 02139, (617) 494-0171.

          No person has been authorized to give information or make any representations other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities to which it relates or an offer to, or a solicitation of, any person in any jurisdiction where such offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to the date hereof.

                              --------------------

                               TABLE OF CONTENTS


     AVAILABLE INFORMATION............................   2
     INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE..   2
     SUMMARY..........................................   4
     RISK FACTORS.....................................   8
     SELECTED CONSOLIDATED FINANCIAL DATA.............  18
     USE OF PROCEEDS..................................  19
     DILUTION.........................................  20
     BUSINESS OF ALKERMES.............................  21
     PLAN OF DISTRIBUTION.............................  39
     EXPERTS..........................................  39
     LEGAL OPINIONS...................................  39
     INDEMNIFICATION..................................  39
     ADDITIONAL INFORMATION...........................  40


                              -------------------



        Alkermes(R), the Alkermes logo, ProLease(R) and Medisorb(R) are registered trademarks of Alkermes, Inc. RMP(TM), RMPs(TM), RMP-7(TM) and Receptor-Mediated Permeabilizers(TM) are trademarks of Alkermes, Inc.

         Intron(R) is a registered trademark of Schering Corporation, a subsidiary of Schering-Plough Corporation. Nutropin(R) and Protropin(R) are registered trademarks of Genentech, Inc.

                                    SUMMARY

     The following is a brief summary of certain information contained elsewhere in this Prospectus and in the documents incorporated herein by reference. This summary is qualified in its entirety by the more detailed information contained in this Prospectus, and in the documents incorporated herein by reference, to which reference is made for a more complete statement of the matters discussed below. The securities to which this Prospectus relates involve a high degree of risk. Prospective investors should carefully consider the information set forth under "Risk Factors."

   THE COMPANY

     Alkermes, Inc. (together with its subsidiaries, "Alkermes" or the "Company") is an emerging drug delivery company focused on the development of products based on its sophisticated drug delivery technologies. These include RMP-7, a product candidate designed to facilitate drug delivery to the central nervous system, and product candidates based on the Company's two injectable sustained release drug delivery technologies: ProLease, for complex biopharmaceutical products; and Medisorb, for more traditional small molecule pharmaceutical products. RMP-7 is currently being tested in combination with the chemotherapeutic agent carboplatin in four multi-center Phase II clinical trials in patients with recurrent malignant brain tumor and in one multi-center Phase I/II clinical trial in patients with metastatic brain tumor. ProLease product candidates are being developed in collaboration with several large pharmaceutical companies. A Phase I clinical trial of a ProLease formulation of Genentech, Inc.'s human growth hormone commenced in February 1996. A Medisorb product candidate is being developed for a large pharmaceutical company under a license agreement.

     The Company's business strategy is to develop drug delivery systems to address significant new drug delivery opportunities arising in the pharmaceutical industry. This strategy has five key elements: develop broadly applicable drug delivery systems and apply them to multiple pharmaceutical products; collaborate with large pharmaceutical companies to assist in the development and financing of product candidates; apply its drug delivery systems initially to drugs that have received regulatory approval; establish internal product development capabilities to advance its product candidates and to facilitate collaborations; and continue to expand its intellectual property position.

     RMP-7 is a proprietary, synthetic analog of bradykinin, a compound occurring naturally in the body and known to affect vascular permeability. Following injection, RMP-7 triggers a brief relaxation of the tight cellular junctions of the blood-brain barrier. During the time the tight junctions are relaxed, permeability is increased and drug molecules in the bloodstream can diffuse into the brain in concentrations greater than can usually be achieved without RMP-7. Preclinical and clinical data suggest that RMP-7 can be administered at doses that selectively increase permeability in the region of brain tumor and other pathology while not significantly affecting permeability in healthy brain tissue. In contrast to traditional drug delivery systems, RMP-7 exerts a pharmacologic effect on the vasculature of the brain and does not itself bind to or serve as a carrier for the drug of which it is facilitating delivery. The Company believes RMP-7 may be administered along with cancer chemotherapeutic and anti-infective agents not currently used in the treatment of central nervous system disorders because of their limited ability to penetrate the blood-brain barrier.

     The Company's strategy to date has been to advance RMP-7 through clinical trials independently while establishing its safety and permeability effects in humans. To date, over 400 human subjects have received RMP-7 in a series of Phase I, Phase I/II and Phase II clinical trials. Phase II clinical trials of RMP-7 administered in combination with carboplatin commenced in early 1995. Four concurrent multi-center Phase II clinical trials for patients with recurrent malignant brain tumor are currently enrolling a planned total of 225 patients in the United States and Europe. Three such trials administer RMP-7 and carboplatin intravenously. A fourth trial administers RMP-7 and carboplatin intra-arterially. In addition, a multi-center Phase I/II clinical trial for patients with metastatic brain tumor commenced in Europe in February 1996. To support the clinical development of RMP-7, Alkermes formed, and transferred substantially all of its rights to the RMP technology to, Alkermes Clinical Partners, L.P. (the "Partnership"), which completed a $46 million unit offering in April 1992. Alkermes has the option to purchase all of the limited partnership interests in the Partnership.

     ProLease is a proprietary method of encapsulating fragile, protein-based biopharmaceuticals in microspheres made of common medical polymers. The Company believes its expertise in this field lies in its ability to stabilize fragile molecules within polymers, to preserve their biological activity over an extended period of time, and to manufacture these formulations using components and processes suitable for human use.

     Since January 1995, Alkermes has entered into or expanded collaborative agreements for ProLease product candidates with pharmaceutical companies, including Genentech, Inc. ("Genentech") and Schering Corporation ("Schering-Plough"). With Genentech, the Company is developing a ProLease formulation of human growth hormone (hGH). hGH has been approved for use in children with short stature and other indications. Genentech reported hGH sales of $219 million in 1995. With Schering-Plough, the Company is developing a ProLease formulation of Intron A (alpha interferon). Intron A is used in various oncology and anti-infective indications. Schering-Plough reported Intron A sales of $433 million in 1995.

     Medisorb is a proprietary method of encapsulating traditional pharmaceuticals in microspheres made of common medical polymers. Alkermes acquired certain Medisorb technology and assets in March 1996. The Company is manufacturing a Medisorb product candidate for a large pharmaceutical company under a license agreement.

     ProLease and Medisorb formulations have the potential to improve patient compliance by reducing the need for frequent injection, to lower costs by reducing the need for frequent office visits and to improve safety and efficacy by reducing both the variability in drug levels inherent in frequent injections and the aggregate amount of drug given over the course of therapy. In addition, the Company believes that ProLease and Medisorb may provide access to important new therapeutic markets currently inaccessible to products that require frequent injections.

     The Company was incorporated in Pennsylvania in 1987. The Company's principal executive offices are located at 64 Sidney Street, Cambridge, MA 02139. Telephone (617) 494-0171.


   RISK FACTORS

     Investment in the Common Stock of the Company, par value $.01 per share ("Common Stock"), involves a high degree of risk. See "Risk Factors" beginning on page 8.

   MARKET PRICES

     The Common Stock is traded on the Nasdaq National Market under the symbol ALKS. The following sets forth the high and low sale prices for the Common Stock for the calendar periods indicated.

                                     High       Low
                                     ----       ---
     1993
             First Quarter........  10 1/2      7
             Second Quarter.......  10 1/4      6 1/4
             Third Quarter........   8 3/4      6 3/4
             Fourth Quarter.......  11 1/2      6 1/2

     1994
             First Quarter........   9 3/4      6 7/8
             Second Quarter.......   7 3/8      3 3/4
             Third Quarter........   4 5/8      2 7/8
             Fourth Quarter.......   3 3/4      1 7/8

     1995
             First Quarter........   3 3/8      1 15/16
             Second Quarter.......   4 1/2      2 5/8
             Third Quarter........   9 1/4      3 5/8
             Fourth Quarter.......   8 5/8      5 3/4

     1996    First Quarter........  11 1/4      7 1/8
             Second Quarter
             (through May 7, 1996)  11 3/4      8 1/2

     On May 7, 1996, the last sale price of the Common Stock as reported on the Nasdaq National Market was $11.25. The number of shareholders of record of the Common Stock on May 7, 1996 was 673. Alkermes has not paid any dividends and does not expect to pay dividends in the foreseeable future.

                                  The Offering

   Common Stock Offered by the Company...........     2,300,000 shares

   Common Stock Outstanding after the Offering...     18,286,832 shares(1)

   Use of Proceeds...............................     For funding of preclinical
                                                      testing and clinical
                                                      trials and for other
                                                      research and development
                                                      activities, establishing
                                                      manufacturing
                                                      capabilities, for working
                                                      capital and other general
                                                      corporate purposes. See
                                                      "Use of Proceeds."

   Nasdaq National Market Symbol.................     ALKS


                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (in thousands, except per share data)

                                                           Year ended March 31,                 Nine Months Ended
                                                           --------------------                    December 31,
                                                                                                -----------------
                                                     1993           1994          1995           1994         1995
                                                     ----           ----          ----           ----         ----
                                                                                                    (Unaudited)
   CONSOLIDATED STATEMENT OF OPERATIONS DATA:
   Total revenues..............................    $11,806        $ 9,460         $13,903       $ 9,921      $11,031
   Research and development expenses...........     16,709         20,480          18,955        14,108       14,913
   Net loss....................................   $(40,147)(2)   $(17,275)       $(11,904)      $(8,663)     $(8,201)
                                                  ========       ========        ========       =======      =======
   Net loss per share..........................    $ (3.77)(2)     $(1.29)         $(0.88)       $(0.64)      $(0.57)
                                                  ========       ========        ========       =======      =======
   Weighted average shares outstanding.........     10,653         13,362          13,535        13,529       14,387

                                                                           December 31, 1995
                                                                           -----------------
                                                                               (Unaudited)
                                                                     Actual                As Adjusted(3)
                                                                     ------                --------------
   CONSOLIDATED BALANCE SHEET DATA:
   Cash and equivalents and total investments..                     $ 43,288 (4)              $ 69,093 (4)
   Total assets................................                       50,782                    76,587
   Long-term obligations.......................                       10,577                    10,577
   Accumulated deficit.........................                      (95,501)                  (95,501)
   Shareholders' equity........................                       28,599                    54,404

- -------------------


   (1) Excludes as of May 7, 1996 outstanding options and awards for 1,749,506 shares of Common Stock and outstanding warrants to purchase 1,680,358 shares of Common Stock.

   (2) Includes a one-time non-cash charge of $31,281,595 for the purchase of in-process research and development as a result of the Company's acquisition of Enzytech, Inc.

   (3) Adjusted to reflect the sale by the Company of 2,300,000 shares of Common Stock offered hereby at an assumed offering price of $11.25 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

   (4) Includes approximately $1.4 million of investments which are restricted.

                                  RISK FACTORS

          AN INVESTMENT IN THE COMMON STOCK IS SPECULATIVE IN NATURE, INVOLVES A HIGH DEGREE OF RISK AND SHOULD NOT BE MADE BY ANY INVESTOR WHO CANNOT AFFORD THE LOSS OF HIS ENTIRE INVESTMENT. IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, THE FOLLOWING RISK FACTORS WITH RESPECT TO THE COMPANY SHOULD BE CONSIDERED CAREFULLY IN EVALUATING AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

     UNCERTAINTIES RELATED TO CLINICAL TRIALS

          Before obtaining regulatory approvals for the commercial sale of each of its product candidates under development, Alkermes must demonstrate through preclinical testing and clinical trials that the product candidate is safe and efficacious. The results from preclinical testing and early clinical trials may not be predictive of results obtained in subsequent clinical trials, and there can be no assurance that the Company's clinical trials will demonstrate the safety and efficacy of any product candidates necessary to obtain regulatory approval. A number of companies in the biotechnology and pharmaceutical industries have suffered significant setbacks in advanced clinical trials, even after obtaining promising results in earlier trials. In addition, clinical trials are often conducted with patients having the most advanced stages of disease. During the course of treatment, these patients can die or suffer other adverse medical effects for reasons that may not be related to the pharmaceutical agent being tested, but which can nevertheless affect clinical trial results. Accordingly, the Company's RMP-7 clinical trials for patients with recurrent malignant brain tumor may be affected by the severity and advanced state of the disease in participating patients.

          The risk and complexity of the Company's clinical trials is increased by the Company's use of other pharmaceuticals in combination with RMP-7, ProLease and Medisorb, its drug delivery technologies. Although such other pharmaceuticals may have received previous approval by the FDA or other regulatory agencies, the outcome of clinical trials is dependent upon the performance of RMP-7, ProLease or Medisorb and the pharmaceutical agent in combination. Moreover, such other drugs may not have been approved for the indication for which the Company is conducting clinical trials. For example, Alkermes is currently conducting Phase I/II and Phase II clinical trials of RMP-7 administered in combination with the chemotherapeutic agent carboplatin in patients with brain tumor. Carboplatin has not been approved for the treatment of brain tumor.

          In addition to its Phase I/II and Phase II clinical trials of RMP-7, Alkermes commenced Phase I clinical trials in humans with ProLease in February 1996. Clinical trials with a Medisorb formulation are expected to be conducted by a large pharmaceutical company. There can be no assurance that Alkermes or its collaborators will be permitted by regulatory authorities to undertake additional clinical trials for RMP-7 or ProLease or to commence clinical trials for Medisorb, or that if such trials are conducted, any of the Company's product candidates will prove to be safe and efficacious or will receive regulatory approvals. Any delays in or termination of the Company's clinical trial efforts would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- RMP-7","-- ProLease" and "-- Medisorb."

     EARLY STAGE OF DEVELOPMENT; TECHNOLOGICAL UNCERTAINTY

          Alkermes was founded in 1987 and all of its product candidates are in research or development. No significant revenues have been generated from product sales. In order to achieve profitability, Alkermes must successfully develop, commercialize, manufacture and market its products, either alone or in collaboration with others. Any products resulting from the Company's research and development programs are not expected to be commercially available for several years, if at all.

          The development of new pharmaceutical products is highly uncertain and subject to a number of significant risks. Potential products that appear to be promising at early stages of development may not reach the market for a number of reasons. Such reasons include the possibilities that the potential products will be found ineffective or cause harmful side effects during preclinical testing or clinical trials, fail to receive necessary regulatory approvals, be difficult to manufacture on a large scale, be uneconomical, fail to achieve market acceptance or be precluded from commercialization by proprietary rights of third parties.

          The Company's product candidates require significant additional research and development efforts. The Company's principal drug delivery systems, RMP-7, ProLease and Medisorb, target unsolved drug delivery problems through new mechanisms of action which have not yet been proved safe and effective in humans. No assurance can be given that any of the Company's development programs will be successfully completed, that required regulatory approvals will be obtained on a timely basis, if at all, or that any products for which approval is obtained will be commercially successful. If any of the Company's development programs are not successfully completed, required regulatory approvals are not obtained, or products for which approvals are obtained are not commercially successful, the Company's business, financial condition and results of operations would be materially adversely affected. See"Business -- RMP-7", "-- ProLease" and "-- Medisorb."

     NEED FOR ADDITIONAL FUNDING; UNCERTAINTY OF ACCESS TO CAPITAL

          The Company's research and development of RMP-7 has been funded by the Partnership pursuant to a Product Development Agreement, dated as of March 6, 1992, between Alkermes and the Partnership (the "Product Development Agreement"). Such funding will end during the quarter ending June 30, 1996. Such funding will not to be sufficient to complete clinical trials and regulatory approval of RMP-7. As a result, Alkermes intends to use its own resources to develop RMP-7, but may be forced to seek alternative sources of funding, including additional collaborators.

          The Company has incurred additional expenses as a result of the expansion of its clinical trials of RMP-7, its acquisition of certain Medisorb technology and assets in March 1996 and the write-down of the investment associated with its acquisition of units of the Partnership that were owned by investors who defaulted on their payment obligations, which contributed to an estimated unaudited net loss of approximately $5.8 million for the quarter ended March 31, 1996.

          Alkermes will require substantial additional funding in order to continue its research and product development programs and preclinical testing and clinical trials of its product candidates, for operating expenses, for the pursuit of regulatory approvals for its product candidates and for establishing manufacturing and marketing capabilities. The Company's future capital requirements will depend on many factors, including continued scientific progress in its research and development programs, the magnitude of these programs, progress with preclinical testing and clinical trials, the time and costs involved in obtaining regulatory approvals, the costs involved in filing, prosecuting and enforcing patent claims, competing technological and market developments, the establishment of additional collaborative arrangements, the cost of manufacturing facilities and of commercialization activities and arrangements, and the cost of product in-licensing and any possible acquisitions. The Company believes that its existing capital resources will satisfy its capital needs through June 30, 1997. There can be no assurance, however, that the Company's cash reserves and other liquid assets, including the net proceeds of this offering, plus funding that may be received from the Company's collaborators and interest income earned thereon, will be adequate to satisfy its capital and operating requirements through such date.

          Alkermes intends to seek additional funding through arrangements with corporate collaborators and through public or private sales of the Company's securities, including equity securities. In addition, the Company has obtained equipment, bank and other loans and may continue to pursue opportunities to obtain additional debt financing in the future. There can be no assurance, however, that additional equity or debt funding will be available on reasonable terms, if at all. Any additional equity financings could be dilutive to the Company's shareholders. If adequate funds are not available, Alkermes may be required to curtail significantly one or more of its research and development programs and/or obtain funds through arrangements with collaborative partners or others that may require Alkermes to relinquish rights to certain of its technologies or product candidates.

          The Company has the option to purchase the Partnership interests for cash or stock (the "Purchase Option"). If the Company elects to exercise its option to purchase the Partnership interests for cash, the Company will be required to make a substantial cash payment. The Company will be required to seek additional capital for such a payment and there is no assurance that it will be able to do so. If Alkermes does not purchase the partnership interests of the limited partners it may not recoup any investment made by it in the development of RMP-7. See "Rights to RMP Technology; Effect of Exercise of the Partnership Purchase Option."

     UNCERTAINTY OF FUTURE PROFITABILITY

          Alkermes has had net operating losses since its inception in 1987. At December 31, 1995, the Company's accumulated deficit was approximately $95.5 million. The Company's losses have resulted principally from costs incurred in research and development, including clinical trials and the purchase of in-process research and development and from general and administrative costs associated with the Company's operations. These costs have exceeded the Company's revenues, which to date have been generated almost entirely from the Partnership, collaboration and development agreements, research grants and interest income. Alkermes expects to incur substantial additional and increasing operating expenses over the next several years as its research and development and clinical trial activities accelerate. To the extent that the Company is unable to obtain third-party funding for such expenses, the Company expects that such increased expenses will result in increased losses from operations. Alkermes does not expect to generate significant revenues from the sale of products, if any, for several years. The Company's ability to achieve profitability depends in part on its ability to obtain regulatory approval for products, enter into agreements for product development and commercialization and develop the capacity, or enter into agreements, for the manufacture and marketing of any products. There can be no assurance that Alkermes will obtain required regulatory approvals, or successfully develop, commercialize, manufacture and market product candidates or that the Company will ever achieve significant product revenues or profitability.

     DEPENDENCE ON OTHERS; COLLABORATIONS

          The Company's strategy for research, development and commercialization of its product candidates is to rely, in part, upon various corporate collaborators, licensors and others and will in some cases be dependent upon these outside parties to conduct preclinical testing and clinical trials, and to provide adequate funding for the Company's development programs. The Company has established several collaborative arrangements with pharmaceutical companies including Genentech and Schering-Plough with respect to its ProLease technology, and with the Partnership with respect to its RMP-7 technology, and has entered into a license arrangement with a large pharmaceutical company with respect to its Medisorb technology. The collaboration and license agreements may be terminated in some cases at the discretion of the Company's corporate collaborators/licensors with only limited notice to the Company. See "Business --Collaborative Arrangements."

          Neither ProLease nor Medisorb is an independently commercializeable technology. Both technologies are dependent on therapeutic products from third parties, which may require licensing, collaboration or other arrangements. There can be no assurance that the Company will be able to negotiate acceptable additional collaborative arrangements that the Company deems necessary to develop or commercialize its product candidates. Even if the Company is able to negotiate acceptable new collaborative arrangements, there can be no assurance that such arrangements or the Company's existing collaborations will be completed or will be successful or that the Company will realize any revenues pursuant to such arrangements. Alkermes is currently conducting clinical trials of RMP-7 with carboplatin in brain tumor. If RMP-7 continues to proceed satisfactorily in its development, the Company's strategy is to expand the applications of RMP-7 to different drugs and diseases in part through collaborations with pharmaceutical companies. There can be no assurance that such collaborations will be completed or will be successful or that the Company will be able to do so on favorable terms or realize any revenues resulting from them. The Company's failure to enter into such collaborations could have a material adverse impact on the development of RMP-7.

          The amount and timing of resources which the parties to collaborative arrangements with the Company devote to these activities is not within the control of the Company. If any of the Company's collaborators breaches or terminates its agreement with the Company or otherwise fails to conduct its collaborative activities in a timely manner, the development or commercialization of the product candidate or research program under such collaborative agreement may be delayed, and the Company may be required to devote unforeseen additional resources to such development or commercialization, or terminate such program. The termination of collaborative arrangements would have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that disputes will not arise in the future with respect to the ownership of rights to any technology developed with third parties. These and other possible disagreements between collaborators and the Company could lead to delays in the collaborative research, development or commercialization of certain product candidates, or could require or result in litigation or arbitration, which would be time-consuming and expensive and would have a material adverse effect on the Company's business, financial condition and results of operations.

     RIGHTS TO RMP TECHNOLOGY; EFFECT OF EXERCISE OF THE PARTNERSHIP PURCHASE OPTION

          Alkermes has transferred to the Partnership substantially all of its technology and commercial rights relating to RMP technology. Under the Product Development Agreement with the Partnership, Alkermes performs research and development with respect to such technology on behalf of the Partnership. There can be no assurance that disputes will not arise with the Partnership over the ownership of rights to any technology that may be developed by Alkermes pursuant to such agreement. In addition, there can be no assurance that conflicts of interest between the Company and the Partnership will not arise in relation to rights to ownership of the technology or termination of research or marketing programs.

          Alkermes has an option to purchase all of the limited partnership interests in the Partnership (the "Purchase Option").There can be no assurance, however, that Alkermes will exercise the Purchase Option. If Alkermes does not exercise the Purchase Option, it will have no rights to the RMP technology or products developed on behalf of the Partnership in the United States and Canada.

          If the Company exercises the Purchase Option, it will be required to make a substantial cash payment or to issue shares of Common Stock. A payment in cash could have a material adverse effect on the Company's capital resources. A payment in shares of Common Stock could result in a substantial decrease in the percentage ownership of the Company by its then-existing shareholders and could negatively affect the market price of the Common Stock. The exercise of the Purchase Option may require Alkermes to record a significant charge to earnings for the purchase of in-process research and development. If Alkermes acquires rights to RMPs pursuant to the Purchase Option, the Company will have continuing obligations to pay royalties pursuant to the Product Development Agreement. See "Business -- Collaborative Arrangements -- Alkermes Clinical Partners."

     TECHNOLOGICAL CHANGE AND COMPETITION

          The biotechnology and pharmaceutical industries are subject to rapid and substantial technological change. Alkermes faces, and will continue to face, intense competition in the development and marketing of its product candidates from academic institutions, government agencies, research institutions and biotechnology and pharmaceutical companies. Competition may arise from other drug delivery technologies, methods of preventing or reducing the incidence of disease, including vaccines, and new small-molecule or other classes of therapeutic agents that do not require the assistance of a drug delivery system. There can be no assurance that developments by others will not render the Company's product candidates or technologies obsolete or noncompetitive or that the Company's collaborators will not choose to use competing drug delivery methods. In addition, if Alkermes receives regulatory approvals for products, manufacturing efficiency and marketing capabilities are likely to be significant competitive factors. At the present time, Alkermes has no sales force or marketing experience, and limited commercial manufacturing capability. In addition, many of the Company's competitors and potential competitors have substantially greater capital resources, manufacturing and marketing experience, research and development resources, and production facilities than does Alkermes. Many of these competitors also have significantly greater experience than does Alkermes in undertaking preclinical testing and clinical trials of new pharmaceutical products and obtaining FDA and other regulatory approvals. See "Business -- Collaborative Arrangements" and "-- Competition."

     UNCERTAINTY REGARDING PATENTS AND PROPRIETARY RIGHTS

          The Company's success will be dependent, in part, on its ability to obtain patent protection for its and the Partnership's product candidates, to maintain trade secret protection and to operate without infringing upon the proprietary rights of others.

          Two applications for patents were filed by a third party in the United States and in Europe that contain claims covering certain analogs and uses thereof of the same naturally occurring molecule on which RMP-7 is based. One U.S. patent has issued from these applications. Based on an opinion from patent counsel for the Company, Alkermes believes that the claims of the issued U.S. patent are not infringed by the Partnership's or the Company's proposed manufacture, use or sale of RMP-7. There can be no assurance that the claims of the issued U.S. patent are not infringed, and the claims of future patents issuing from these applications, if any, will not be infringed, by the Partnership's or the Company's proposed manufacture, use or sale of RMP-7. Furthermore, there can be no assurance that Alkermes or the Partnership would prevail in any legal action seeking damages or injunctive relief for infringement of any patent that might issue under such applications or that any license required under any such patent would be made available or, if available, would be available on acceptable terms. Failure to obtain patent protection or a required license could prevent the Company from commercializing RMP products.

          The patent positions of pharmaceutical, biopharmaceutical and biotechnology firms, including Alkermes, are generally uncertain and involve complex legal and factual questions. In addition, there can be no assurance that the Company's or its licensors' current patent applications will be allowed or that any patents issued to Alkermes or its licensors (in connection with either the Company's product candidates or the Partnership's product candidate, or both) will be sufficiently broad to protect the Company's or the Partnership's technology or to provide Alkermes or the Partnership with any competitive advantages. Moreover, no assurance can be given that patents issued to Alkermes (in connection with either the Company's product candidates or the Partnership's product candidate, or both), or its respective licensors, if any, will not be contested, invalidated or circumvented. In addition, if Alkermes or the Partnership is required to defend against a charge of patent infringement or to protect its own proprietary rights against third parties, substantial costs could be incurred.

          In the future, Alkermes may be required to obtain additional licenses to patents or other proprietary rights of third parties. There can be no assurance that any such licenses will be available on acceptable terms, if at all, and failure to obtain such licenses could result in delays in marketing the Company's products or the inability to proceed with the development, manufacture or sale of product candidates requiring such licenses.

          The Company also relies upon unpatented trade secrets and improvements, unpatented know-how and continuing technological innovation to develop and maintain its competitive position which it seeks to protect, in part, by confidentiality agreements with its corporate partners, collaborators, employees and consultants. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known or be independently discovered by competitors. See "Business -- Patents and Proprietary Rights."

     GOVERNMENT REGULATION; NO ASSURANCE OF REGULATORY APPROVAL

          The Company's research and preclinical testing and clinical trials of its product candidates are, and the manufacturing and marketing of its products will be, subject to extensive and rigorous regulation by numerous governmental authorities in the United States and in other countries where the Company intends to test and market its product candidates.

          Prior to marketing, any product candidate developed by Alkermes must undergo an extensive regulatory approval process, which includes preclinical testing and clinical trials of such product candidate to demonstrate safety and efficacy. This regulatory process can require many years and the expenditure of substantial resources. Data obtained from preclinical testing and clinical trials are subject to varying interpretations, which can delay, limit or prevent FDA approval. In addition, changes in FDA approval policies or requirements may occur or new regulations may be promulgated which may result in delay or failure to receive FDA approval. Similar delays or failures may be encountered in foreign countries. Delays and costs in obtaining regulatory approvals would have a material adverse effect on the Company's business, financial condition and results of operations.

          There can be no assurance that RMP-7 used in conjunction with any pharmaceuticals, ProLease or Medisorb formulations or any other product candidate developed by Alkermes will receive manufacturing and marketing approval in the United States or any foreign country on a timely basis, if at all. In the case of RMP-7, the Company must obtain FDA approval for RMP-7 for use in conjunction with a pharmaceutical agent. The Company's lead product candidate is RMP-7 for use in conjunction with carboplatin in the treatment of brain tumor. Carboplatin has not been approved for this specific use and there can be no assurance that it or any other pharmaceutical agent to be used with RMP-7 will receive regulatory approval. If approved, there can be no assurance that any such product will be capable of being produced in commercial quantities at reasonable costs and successfully marketed. In addition, if regulatory approval of any product is granted, it may entail limitations on the uses for which the product may be marketed. Even if regulatory approval is obtained, any marketed drug and its manufacturer are subject to continual review and any discovery of previously unrecognized problems with a product or manufacturer could result in restrictions on the product, including withdrawal of the product from the market. See "Business -- Government Regulation."

     UNCERTAINTY OF PHARMACEUTICAL PRICING AND REIMBURSEMENT

          The Company's business may be materially adversely affected by the continuing efforts of government and third-party payors to contain or reduce the costs of health care through various means. For example, in certain foreign markets, pricing or profitability of prescription pharmaceuticals is subject to government control. In the United States, there have been, and the Company expects that there will continue to be, a number of federal and state proposals to implement similar government control. In addition, an increasing emphasis on managed care in the United States has and will continue to put pressure on pharmaceutical pricing. Such initiatives and proposals, if adopted, could decrease the price that the Company receives for any products it may develop and sell in the future and thereby have a material adverse effect on the Company's business, financial condition and results of operations. Further, to the extent that such proposals or initiatives have a material adverse effect on other pharmaceutical companies that are collaborators or prospective collaborators for certain of the Company's potential products, the Company's ability to commercialize its potential products may be adversely affected.

         The Company's ability to commercialize pharmaceutical products may depend in part on the extent to which reimbursement for the costs of such products and related treatments will be available from government health administration authorities, private health insurers and other third-party payors. Significant uncertainty exists as to the reimbursement status of newly approved health care products, and third-party payors are increasingly challenging the prices charged for medical products and services. There can be no assurance that any third-party insurance coverage will be available to patients for any products developed by the Company. Government and other third-party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement for new therapeutic products, and by refusing, in some cases, to provide coverage for uses of approved products for disease indications for which the FDA has not granted marketing approval. If adequate coverage and reimbursement levels are not provided by government and third-party payors for the Company's products, the market acceptance of these products would be adversely affected.

     LIMITED MANUFACTURING EXPERIENCE; RELIANCE ON THIRD-PARTY MANUFACTURING

          Alkermes is in the process of constructing an in-house pilot production facility in accordance with Good Manufacturing Practices regulations ("GMP") for product candidates incorporating its ProLease sustained release delivery system. In connection with its March 1996 acquisition of certain assets and technology of Medisorb, Alkermes acquired a 14,000 square foot manufacturing facility in Wilmington, Ohio at which it is manufacturing a Medisorb product candidate for a large pharmaceutical company. Alkermes has no other experience, however, in manufacturing or in conducting the testing programs required to obtain regulatory approvals. The manufacture of ProLease and Medisorb products on a commercial scale would require significant start-up expenses and expansion of facilities and personnel, and no assurance can be given that Alkermes can develop such manufacturing capability on a timely basis, if at all.

          Alkermes relies on a third party to manufacture RMP-7 for use in clinical trials. There can be no assurance that this manufacturer will meet the Company's requirements for quality, quantity and timeliness, or that Alkermes would be able to find alternative manufacturers, if necessary.

          If Alkermes is not able to develop manufacturing capacity and experience or to continue to contract for manufacturing capabilities on acceptable terms, its ability to conduct preclinical testing and clinical trials will be compromised, and delays in obtaining regulatory approvals may result. Such delays would materially adversely affect the Company's competitive position. See "Business -- Manufacturing."

     NO MARKETING OR SALES EXPERIENCE

          Alkermes currently has no experience in marketing or selling pharmaceutical products. In order to achieve commercial success for any product candidate approved by the FDA, Alkermes must either develop a marketing and sales force or enter into arrangements with third parties to market and sell its products. There can be no assurance that Alkermes will successfully develop such experience or that it will be able to enter into marketing and sales agreements with others on acceptable terms, if at all. If the Company develops its own marketing and sales capability, it will compete with other companies that currently have experienced and well funded marketing and sales operations. To the extent that the Company enters into co-promotion or other sales and marketing arrangements with other companies, any revenues to be received by Alkermes will be dependent on the efforts of others and there can be no assurance that such efforts will be successful.

     PRODUCT LIABILITY EXPOSURE

          The use of the Company's product candidates in clinical trials and the sale of any resulting products may expose Alkermes to liability claims resulting from the use of such product candidates or products. These claims might be made directly by consumers or by pharmaceutical companies or others selling such products. While Alkermes has obtained product liability insurance which it deems appropriate for its current stage of development, there can be no assurance that such insurance will be sufficient to satisfy any liabilities that may arise. The Company's existing coverage will not be adequate as the Company's product development activities progress. There can be no assurance that adequate insurance coverage will be available in the future at an acceptable cost, if at all. An inability to obtain sufficient insurance coverage at an acceptable cost or to otherwise protect against potential product liability claims could prevent or limit the commercialization of any products by the Company. In addition, there can be no assurance that any product liability claims will not have a material adverse effect on the business, financial condition and results of operations of Alkermes.

     RESTRICTIVE LOAN COVENANTS

          The Company's loan agreements contain certain restrictive financial covenants that require the Company to maintain minimum levels of working capital, net worth and liquid assets. Under the terms of one loan agreement, the Company is required to maintain an unencumbered balance of cash and permitted investments of at least $10,000,000 and a ratio of unencumbered cash and permitted investments to indebtedness of 2 to 1. The second loan agreement requires the Company to maintain a net worth of not less than $20,000,000, a maximum ratio of total liabilities to net worth of .5 to 1, a minimum current ratio of 2 to 1 and a minimum unencumbered balance of cash and permitted investments equal to the greater of (i) $20,000,000, (ii) the Company's projected cash loss over the next 14 months and (iii) an amount equal to the Company's cash loss for the previous six months multiplied by 2.33. Upon the breach of any of these financial covenants or the occurrence of any other event of default under this second loan agreement, the Company will be required to deposit an amount equal to the then outstanding principal balance of the loan plus three months interest into a restricted account at the bank. In addition, the bank will have the right to liquidate such account and apply the proceeds to repayment of the loan if the Company's unencumbered cash and investment balance falls below $5,000,000. Upon the breach of any of these covenants or the occurrence of any other event of default, the Company's business, financial condition and results of operations would be materially adversely affected.

     FUTURE SALES OF COMMON STOCK BY CERTAIN SHAREHOLDERS; POTENTIAL ADVERSE EFFECT ON MARKET PRICE OF COMMON STOCK

          As of May 7, 1996, 1,749,506 shares of Common Stock were issuable upon the exercise of outstanding stock options and vesting of outstanding restricted stock awards and 1,680,358 shares of Common Stock were issuable upon the exercise of outstanding warrants. The issuance of Common Stock upon exercise of such stock options and warrants, as well as future sales of such Common Stock or of shares of Common Stock by existing shareholders, or the perception that such sales could occur, could adversely affect the market price of the Common Stock. The foregoing shares will be freely tradeable upon issuance.

          Alkermes has issued to Genentech a Convertible Promissory Note, dated January 31, 1995, in the principal amount of $3.5 million. The Note provides that Alkermes has the option to convert the outstanding balance of the Note, together with accrued and unpaid interest thereon, into shares of Common Stock. Under certain circumstances, Genentech also has the right to convert the Note into shares of Common Stock. Genentech also has the right to demand that the Common Stock be registered under certain circumstances. The Company's issuance of Common Stock, whether or not registered, upon exercise by Alkermes or Genentech of its conversion rights, or the perception that such conversion could occur, could adversely affect the market price of the Common Stock. See "Business -- Collaborative Arrangements -- Genentech."

          In addition, in July 1995, Alkermes received certain prepaid royalties from Schering-Plough pursuant to their amended Development and License Agreement. Schering-Plough is entitled to terminate such Agreement under certain circumstances, in which event Alkermes will be required to repay the prepaid royalties with interest, either in cash or in Common Stock, at
     the Company's election.   Any Common Stock issued to Schering-Plough must
     be freely resalable. The Company's issuance of Common Stock to Schering-Plough in repayment of the prepaid royalties, or the perception that it may do so, could adversely affect the market price of the Common Stock. See "Business -- Collaborative Arrangements -- Schering-Plough."

     VOLATILITY OF COMMON STOCK PRICE

          The market prices for securities of biotechnology and pharmaceutical companies, including Alkermes, have historically been highly volatile, and the market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Factors such as fluctuations in the Company's operating results, announcements of technological innovations or new therapeutic products by the Company or others, clinical trial results, developments concerning agreements with collaborators, governmental regulation, developments in patent or other proprietary rights, public concern as to the safety of drugs developed by the Company or others, future sales of substantial amounts of Common Stock by existing shareholders and general market conditions can have an adverse effect on the market price of the Common Stock. In particular, the realization of any of the risks described in these "Risk Factors" could have a dramatic and adverse impact on such market price. See "Summary -- Price Range of Common Stock."

     DILUTION; NO DIVIDENDS

          Upon purchase of Common Stock, investors will experience substantial dilution in the net tangible book value of the Common Stock they acquire. Based on the net tangible book value of the Common Stock at December 31, 1995, such dilution in net tangible book value would be $8.28 per share. See "Dilution."

          Alkermes has not paid cash dividends on the Common Stock and does not expect to do so in the foreseeable future.

                      SELECTED CONSOLIDATED FINANCIAL DATA

          The following table presents selected consolidated financial data for Alkermes, Inc. and subsidiaries. The selected financial data for each of the years ended March 31, 1991, 1992, 1993, 1994 and 1995 have been derived from the Company's Consolidated Financial Statements. The selected data for each of the nine month periods ended December 31, 1994 and 1995 have been derived from the Company's unaudited Consolidated Financial Statements, which reflect in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for such periods. The results for the nine month period ended December 31, 1995 are not necessarily indicative of results for the full year. The selected financial data should be read in conjunction with the Company's Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated herein by reference. See "Incorporation of Certain Documents by Reference."


                                                YEAR ENDED MARCH 31,                    NINE MONTHS ENDED DECEMBER 31,
ALKERMES, INC. AND             ------------------------------------------------------   ------------------------------
SUBSIDIARIES:                  1991       1992          1993          1994       1995        1994         1995
                               ----       ----          ----          ----       ----        ----         ----
                                           (in thousands, except per share data)                (Unaudited)
CONSOLIDATED
 STATEMENT OF
 OPERATIONS DATA(1):
Research and
 development revenue
 under collaborative
 arrangements            $    33        $   220      $   388        $   361    $  3,049      $ 2,349    $ 1,773
Research and
 development revenue
 under
 collaborative
 arrangement with
 related party               643             --        9,109          7,450       9,277        6,498      7,898
Interest income              268          1,436        2,309          1,649       1,577        1,074      1,360
                         -------        -------      -------        -------    --------      -------    -------
Total revenues               944          1,656       11,806          9,460      13,903        9,921     11,031
Research and
 development expenses      3,135          7,005       16,709         20,480      18,955       14,108     14,913
Net loss                 $(5,891)       $(8,052)     (40,147)(1)   $(17,275)   $(11,904)     $(8,663)   $(8,201)
                         =======        =======      =======       ========    ========      =======    =======
Net loss per share        $(1.07)        $(0.98)      $(3.77)(1)     $(1.29)     $(0.88)      $(0.64)    $(0.57)
                         =======        =======      =======       ========    ========      =======    =======
Weighted average
 shares outstanding        5,509          8,193       10,653         13,362      13,535       13,529     14,387




                                                     MARCH 31,                                DECEMBER 31,
                             ------------------------------------------------------           ------------
                             1991        1992          1993         1994       1995               1995
                             ----        ----          ----         ----       ----               ----
                                                   (in thousands)                              (Unaudited)
CONSOLIDATED BALANCE
 SHEET DATA:

Cash and cash
 equivalents and
 short-term
  investments            $ 3,712        $45,679      $32,859      $27,948    $ 21,351             $41,915
Total assets               4,871         55,706       54,025       46,322      36,708              50,782
Long-term
 obligations                 315            244        2,149        6,598       8,376              10,577
Accumulated deficit       (9,922)       (17,974)     (58,120)     (75,395)    (87,300)            (95,501)
Shareholders' equity       4,247         54,187       47,731       31,874      21,163              28,599

     (1) Includes a one time non-cash charge of $31,281,595 for the purchase of in-process research and development as a result of the Company's acquisition of Enzytech, Inc.

                                USE OF PROCEEDS


          The net proceeds to the Company from the sale of Common Stock offered hereby, assuming the sale of all 2,300,000 shares offered hereby, are estimated to be approximately $25,805,000.

          The Company anticipates that it will use the net proceeds of this offering for the funding of preclinical testing and clinical trials and for other research and development activities, for working capital and other general corporate purposes. The Company may also use a portion of its available funds for acquisitions although no such acquisitions are currently contemplated. Pending such uses, the Company intends to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities. The Company believes that its existing capital resources, together with the net proceeds of this offering and interest earned thereon will satisfy its capital needs through March 31, 1998. Companies in the biotechnology industry generally expend significant capital resources on product research and development and clinical trials. The Company will require substantial additional funds to conduct its operations in the future.

          The amounts and timing of the Company's actual expenditures for the purposes described above will depend upon a number of factors, including the progress of the Company's research and development, the scope and results of preclinical testing and clinical trials, the cost, timing and outcomes of regulatory reviews, the rate of technological advances, determinations as to the commercial potential of the Company's products under development, administrative and legal expenses, the status of competitive products, the establishment of manufacturing capacity or third-party manufacturing arrangements, the establishment of sales and marketing capabilities, the establishment of collaborative arrangements with other companies and the availability of other financing.

                                    DILUTION

          The net tangible book value of the Common Stock at December 31, 1995 was $28,381,336 or $1.78 per share. After giving effect to the sale by the Company of the 2,300,000 shares of Common Stock offered hereby at an assumed public offering price of $11.25 per share and the receipt of the net proceeds therefrom, the pro forma net tangible book value of Alkermes as of December 31, 1995 would have been $54,186,336, or $2.97 per share. This represents an immediate increase in net tangible book value of $1.19 per share to existing shareholders and an immediate dilution in net tangible book value of $8.28 per share to investors purchasing shares at the assumed public offering price. The following table illustrates this per share dilution:

          Assumed public offering price...............                          $ 11.25

          Net tangible book value before offering(1)..       $  1.78
          Increase attributable to new investors......          1.19
                                                             -------

          Pro forma net tangible book value after
          offering(2).................................                             2.97 (1)
                                                                                -------

          Dilution to new investors...................                          $  8.28
                                                                                =======

     (1) Net tangible book value per share is equal to total tangible assets of the Company less total liabilities divided by the number of shares of Common Stock outstanding.

     (2) After deduction of estimated offering expenses payable by the Company.

                              BUSINESS OF ALKERMES


     GENERAL

          Alkermes, Inc. is an emerging drug delivery company focused on the development of products based on its sophisticated drug delivery technologies. These include RMP-7, a product candidate designed to facilitate drug delivery to the central nervous system, and product candidates based on the Company's two injectable sustained release drug delivery technologies: ProLease, for complex biopharmaceutical products; and Medisorb, for more traditional small molecule pharmaceutical products. RMP-7 is currently being tested in combination with the chemotherapeutic agent carboplatin in four multi-center Phase II clinical trials in patients with recurrent malignant glioma, a form of primary brain tumor, and in one multi-center Phase I/II clinical trial in patients with metastatic brain tumor. ProLease product candidates are being developed in collaboration with several large pharmaceutical companies. A Phase I clinical trial commenced in February 1996 for a ProLease formulation of Genentech's human growth hormone. A Medisorb product candidate is being developed for a large pharmaceutical company under a license agreement.

     OVERVIEW OF DRUG DELIVERY

          Drug delivery companies apply proprietary technologies to create new pharmaceutical products based on drugs developed by others. These products are generally novel, cost-effective dosage forms that provide any of several benefits including control of drug concentration in the blood, improved safety and efficacy, improved patient compliance and ease of use and expanded indications. Drug delivery technologies can provide pharmaceutical companies with a means of developing new products as well as expanding existing drug franchises.

          The drug delivery industry emerged to address the opportunities for advanced delivery of traditional pharmaceutical compounds. These compounds are generally stable, small molecules manufactured by conventional synthetic methods, for which oral or transdermal (through the skin) delivery could be enabled or enhanced by drug delivery technologies. Technologies such as passive transdermal systems (patches) and advanced tablets and capsules have been developed and successfully applied to a range of pharmaceutical products.

          With the advent of biotechnology, new opportunities in drug delivery have arisen. Advances in biotechnology have facilitated the development of a new generation of biopharmaceutical products based on proteins, peptides and nucleic acids. At the same time, the scientific tools of biotechnology have enabled new approaches to drug delivery based on exploiting particular biological phenomena, for example utilizing natural properties of the blood-brain barrier to facilitate drug delivery to the central nervous system.

          Biopharmaceuticals present drug delivery challenges because they are often large molecules which degrade rapidly in the bloodstream, have limited ability to cross cell membranes and cannot be delivered orally. As a result, many biopharmaceuticals must be administered by injection, often multiple times per day or per week. Consequently, the methods of administration of biopharmaceuticals can limit their clinical applications to certain disease states that warrant the expense and inconvenience of frequent injection.

          Drug delivery to the central nervous system is complicated by the existence of the blood-brain barrier, the layer of tightly joined endothelial cells which comprise the walls of the capillaries of the brain and limit the free flow of many blood constituents into the brain. Many drugs cannot easily cross the blood-brain barrier, and therefore must be administered in relatively high doses to provide a therapeutic benefit. Drugs with limited ability to cross the blood-brain barrier include many water soluble chemotherapeutic and anti-infective agents that are frequently used in the treatment of diseases outside of the central nervous system.

          New opportunities in drug delivery require new technological approaches. Traditional drug delivery systems developed to improve the oral or transdermal delivery of traditional pharmaceutical products will find limited applicability, if any, in these applications.

     BUSINESS STRATEGY

          There are five key elements to the Company's strategy:

          DEVELOP BROADLY APPLICABLE DRUG DELIVERY SYSTEMS AND APPLY THEM TO MULTIPLE PHARMACEUTICAL PRODUCTS. The Company's strategy is to develop sophisticated drug delivery systems to address significant new drug delivery opportunities arising in the pharmaceutical industry. The Company has identified drug delivery systems with the potential to be applied to multiple new product opportunities through combination with different pharmaceutical and biopharmaceutical compounds. By identifying and developing drug delivery systems targeted to substantial markets and applicable to multiple products, Alkermes has the potential for multiple, independent commercial opportunities.

          COLLABORATE TO DEVELOP AND FINANCE PRODUCT CANDIDATES. In addition to conducting product development activities on its own, the Company has entered into collaborations with pharmaceutical and biotechnology companies and others to develop product candidates incorporating the Company's technologies, provide capital for product development independent of capital markets and share development risk.

          APPLY DRUG DELIVERY SYSTEMS INITIALLY TO APPROVED DRUGS. Alkermes is initially applying RMP-7, ProLease and Medisorb to novel applications and formulations of pharmaceutical and biopharmaceutical products that have already been approved by the FDA or other regulatory authorities. By doing so, the Company and its partners can develop a novel dosage form or application with the benefit of knowledge of a drug's safety and efficacy profile and a body of clinical experience from which to draw information for the design of clinical trials and for regulatory submissions.

          ESTABLISH INDEPENDENT PRODUCT DEVELOPMENT CAPABILITIES FOR PROPRIETARY PRODUCTS AND TO FACILITATE COLLABORATIONS. Alkermes has assembled its own product development organization to enable the Company to proceed independently for an extended period of time in the development of its product candidates and to optimize the timing and structure of collaborations for RMP-7, ProLease and Medisorb.

          DEVELOP AND EXPAND SCIENTIFIC AND INTELLECTUAL PROPERTY LEADERSHIP POSITION. Alkermes believes that it has a leadership position in the development of technologies for improved drug delivery to the central nervous system and for stabilizing and providing advanced drug delivery for complex biomolecules, as well as traditional pharmaceuticals. The Company believes that these areas are of increasing importance and value in the pharmaceutical industry, and the Company intends to capitalize on its leadership position by seeking broad patent protection for its inventions.

     RMP-7

          RMP-7, a member of a family of Receptor-Mediated Permeabilizers ("RMPs"), is a nine amino acid peptide based on bradykinin, a compound occurring naturally in the body and known to affect vascular permeability. RMP-7 is a proprietary, synthetic analog of bradykinin developed by Alkermes to increase transiently the permeability of the blood-brain barrier. Following injection, RMP-7 increases permeability by triggering a brief relaxation of the tight cellular junctions of the blood-brain barrier. During the time the tight junctions are relaxed, permeability is increased and drug molecules in the bloodstream can diffuse into the brain in concentrations greater than can usually be achieved without RMP-7. Preclinical and clinical data also suggest that RMP-7 can be administered at doses that selectively increase permeability in the region of brain tumor and other pathology while not significantly affecting permeability in healthy brain tissue.

          In contrast to traditional drug delivery systems, RMP-7 exerts a pharmacologic effect on the vasculature of the brain and does not itself bind to or serve as a carrier for the drug of which it is facilitating delivery. The Company is developing RMP-7 to be manufactured, packaged and dispensed as a standalone product. In the clinical setting, RMP-7 is administered separately from the therapeutic or diagnostic agent. Timing of RMP-7 administration relative to that of the therapeutic or diagnostic agent is determined on a drug by drug basis to optimize barrier permeability during the time of peak drug plasma concentrations.

          RMP-7 is intended to be marketed as an independent agent to increase the utility of other therapeutic and diagnostic compounds given with it. The Company believes RMP-7 may be administered along with cancer chemotherapeutic and anti-infective agents not currently used in the treatment of central nervous system disorders because of their limited ability to penetrate the blood-brain barrier.

          PRODUCT DEVELOPMENT STRATEGY. The Company's strategy to date has been to advance RMP-7 through clinical trials independently while establishing its safety and permeability effects in humans. To support the clinical development of RMP-7, Alkermes formed, and transferred substantially all of its rights to the RMP technology to, the Partnership, which completed a $46 million unit offering in April 1992. Alkermes has the option to purchase all of the limited partnership interests in the Partnership. See "Collaborative Arrangements -- Alkermes Clinical Partners."

          RMP-7 has the potential to be used in combination with a variety of agents in various disease settings. The Company's goal is to expand the applications of RMP-7 through collaborations with pharmaceutical companies. First, Alkermes may collaborate with companies having drugs whose uses could be expanded to include central nervous system indications. In such cases, Alkermes and its partner could collaborate in the clinical development of the combination without any exchange of product rights. Second, Alkermes may collaborate with development and marketing partners for RMP-7 in various business areas and geographic territories. In such cases, Alkermes could license rights to RMP-7 to its partner, subject to the rights of the Partnership. See "Collaborative Arrangements -- Alkermes Clinical Partners."

          TARGET INDICATIONS. RMP-7 is being tested initially for the treatment of recurrent malignant glioma, an aggressive form of brain tumor. Alkermes believes that RMP-7 may have applicability to the treatment and diagnosis of other types of brain tumors and other diseases of the central nervous system. In that regard, the Company initiated, in February 1996, a Phase I/II clinical trial of RMP-7 in patients with metastatic brain tumor.

          BRAIN TUMOR.  Brain tumors can be classified into two major groups:
          Primary brain tumors, which originate and recur in the brain, and metastatic brain tumors, which are tumors that have spread to the brain from other parts of the body. Each year in the United States and Europe a total of 40,000 patients are diagnosed with primary brain tumors and 150,000 patients are diagnosed with metastatic brain tumors.

          Current treatment for primary brain tumors is limited and inadequate. Standard treatment typically involves surgery to remove cancerous tissue, followed by radiation therapy. Some primary brain tumor patients receive chemotherapy, but its effectiveness is limited. Following surgery and radiation, patients typically experience a period of time without evidence of disease progression. With few exceptions, primary brain tumors recur after initial treatment, at which time treatment options are limited. Upon recurrence of the tumor, patients usually die within months.

          Alkermes is first testing the efficacy of RMP-7 and the chemotherapeutic agent carboplatin in the treatment of recurrent malignant brain tumor. Alkermes is pursuing two alternative treatment strategies for RMP-7 and carboplatin in patients with recurrent malignant glioma: intravenous and intra-arterial administration. By pursuing both treatment methods, the Company believes it strengthens the scientific foundation of the clinical trials program and increases the likelihood of observing a treatment effect in patients. If the results of the Company's current Phase II clinical trials are favorable, the Company intends to test the combination of RMP-7 and carboplatin or other chemotherapeutic agents earlier in the treatment of primary malignant brain tumor, prior to recurrence. In addition, the Company initiated a Phase I/II clinical trial of RMP-7 and carboplatin in patients with metastatic brain tumor.

          OTHER APPLICATIONS. Alkermes continues to evaluate the potential for use of RMP-7 in other applications, principally infectious diseases of the central nervous system in combination with anti-infective drugs and diagnostic imaging of the central nervous system in combination with contrast agents.

          CLINICAL TRIALS EXPERIENCE. The Company's clinical strategy for RMP-7 has been to establish a foundation of safety and pharmacologic effect of increasing blood-brain barrier permeability prior to entering Phase II efficacy studies of RMP-7 administered in combination with therapeutic drugs. To date, over 400 human subjects have received RMP-7 in a series of clinical trials. The clinical trials of RMP-7 can be summarized as follows:

          PHASE I. Phase I clinical trials of intravenous RMP-7 commenced in December 1991. During Phase I, 11 clinical trials were conducted in a total of 215 human subjects. These studies tested RMP-7 as a single agent in healthy volunteers and in patients with brain tumor and patients with AIDS who have increased risk of central nervous system infections. The Phase I program was designed to provide information regarding RMP-7's safety, to determine the maximum tolerated dose and dose limiting toxicity of RMP-7 and to provide a limited amount of information regarding RMP-7's vasoactivity and ability to affect central nervous system permeability. Through the Phase I clinical trials, RMP-7 was shown to have a good safety profile in volunteers and patients. Transient flushing and nausea were the most consistent adverse events noted and nausea was determined to be the dose limiting toxicity.

          To evaluate RMP-7's permeability effects, brain imaging techniques such as computed tomography, magnetic resonance imaging and single photon emission computed tomography were employed in four of the Phase I clinical trials in patients with brain tumors. Data from all four studies was limited due to the difficulty of the methods used for obtaining quantitative permeability data from human subjects, but provided evidence supporting RMP-7's effect on selectively increasing permeability in the region of brain tumors.

          PHASE I/II. Phase I/II clinical trials of intravenous RMP-7 were conducted in a total of 79 patients in two patient populations: patients with brain tumors and patients with cryptococcal meningitis, a fungal infection of the central nervous system associated with immunocompromised patients, such as those with AIDS. The Phase I/II studies were designed to test the safety of the combination of various doses of RMP-7 and various doses of a therapeutic drug.

          In two Phase I/II studies involving 24 patients with brain tumor, RMP-7 was tested in combination with the chemotherapeutic agent, carboplatin. One study was conducted at University of California San Francisco, the other at Addenbrooke's Hospital in Cambridge, England. The results of the studies showed no evidence of increased toxicity associated with the combination of RMP-7 and carboplatin, and no evidence of change in pharmacokinetics of carboplatin. The drug combination was well tolerated by patients.

          Brain imaging techniques employing ultra-fast computed tomography were used in a limited number of patients in the Phase I/II clinical trial in England and provided preliminary data supportive of RMP-7's ability to selectively affect permeability in the region of brain tumors.

          In addition to the two Phase I/II clinical trials of intravenous RMP-7 and carboplatin, a third study, involving 12 patients with brain tumor, investigating intra-arterial administration of the drug combination was conducted at the University of California, Los Angeles. The results of the study showed no evidence of increased toxicity associated with the combination of RMP-7 and carboplatin.
          The drug combination was well-tolerated by patients.

          In patients with cryptococcal meningitis, RMP-7 was tested in combination with amphotericin B, an anti-fungal compound. The study involved 20 patients and was conducted at nine sites in the United States. Due to a decrease in the incidence of the disease resulting from novel and effective prophylaxis, the clinical trial was closed prior to reaching full enrollment and the Company decided in early 1995 not to proceed further in this indication. The results of the truncated study showed no evidence of increased toxicity associated with the combination of RMP-7 and amphotericin B and provided data supporting RMP-7's effect on increasing amphotericin B concentrations in cerebrospinal fluid.

          PHASE II. Based on the successful completion of Phase I and Phase I/II clinical trials, Alkermes initiated Phase II clinical trials in Europe of intravenous RMP-7 and carboplatin in patients with primary brain tumor in February 1995. Three concurrent Phase II clinical trials are being conducted in this indication in the United States and Europe, with a planned enrollment of 180 patients.

          In the United States, the Phase II clinical trial commenced in March 1995 and is being conducted at ten centers. The study is designed as a double blind, placebo controlled study in approximately 90 patients, comparing treatment with intravenous RMP-7 and carboplatin to treatment with carboplatin alone in patients with recurrent malignant glioma. In Europe, two separate studies commenced in early 1995. These studies are multi-center, open label studies testing the efficacy of intravenous RMP-7 and carboplatin in approximately 90 patients with recurrent malignant glioma.

          Alkermes initiated a multi-center Phase II clinical trial in the United States of intra-arterial RMP-7 and carboplatin in March 1996. The study is expected to involve approximately 45 patients and to be conducted at nine centers.

          Alkermes initiated a multi-center Phase I/II clinical trial in Europe of intravenous RMP-7 and carboplatin in patients with metastatic brain tumor in February 1996. The study is open label, will be conducted at two centers, and is expected to involve approximately 14 patients.

     PROLEASE

          ProLease is a proprietary method of encapsulating fragile, protein-based biopharmaceuticals in microspheres made of common medical polymers. The Company's proprietary expertise in this field lies in its ability to encapsulate drugs, to stabilize fragile molecules within polymers, to preserve their biological activity over an extended period of time and to manufacture these formulations using components and processes believed to be suitable for human pharmaceutical use. ProLease is designed to enable novel formulations of biopharmaceutical products by replacing frequent injections with controlled, sustained release over time. The Company believes ProLease formulations have the potential to improve patient compliance by reducing the need for frequent self-injection, to lower costs by reducing the need for frequent office visits and to improve safety and efficacy by reducing both the variability in drug levels inherent in frequent injections and the aggregate amount of drug given over the course of therapy. In addition, ProLease may provide access to important new markets currently inaccessible to products that require frequent injections.

          The ProLease formulation process has been designed to assure stability of fragile compounds during the manufacturing process, during storage and throughout the release phase in the body. The formulation and manufacturing process consists of two basic steps: First, the drug is formulated with stabilizing agents and dried to create a fine powder. Second, the powder is microencapsulated at very low temperatures. Incorporation of the drug substance as a stabilized solid under cold temperatures is critical to protecting fragile molecules from degradation during the manufacturing process and is a key element of the ProLease technology. The microspheres then are suspended in a small volume of liquid and administered to a patient by injection under the skin or into a muscle. Drug release from ProLease can be controlled to last from days to months.

          Drug release from the microsphere is controlled by diffusion of the bioactive molecule through the microsphere and by biodegradation of the polymer. These processes can be modulated through a number of formulation and fabrication variables including drug substance and microsphere particle sizing and choice of polymers and excipients.

          The ProLease manufacturing process is tailored to preserve the biological activity of fragile biopharmaceutical compounds. A complete aseptic process using a closed system with steam-in-place vessels and scaleable unit operations has been designed and is currently being assembled and tested. Scale-up to large quantity production for clinical studies is currently underway.

          PRODUCT DEVELOPMENT STRATEGY. The Company's strategy is to generate multiple product opportunities by applying ProLease technology to the development of superior formulations of several significant biotechnology products. The Company believes these formulations have the potential to expand the utilization of these products and improve the competitive advantage of its partners in major markets.

          The Company's goal is to develop ProLease formulations in collaboration with partners having expertise, established marketing strength and patent protection relating to important biopharmaceutical products. The Company's first commercial applications of ProLease are intended to be advanced formulations of major biotechnology products which have already received regulatory approvals and have been marketed by the Company's partners for several years. Since January 1995, Alkermes has entered into or expanded several collaborative agreements with pharmaceutical companies, including Genentech and Schering-Plough. See "Collaborative Arrangements."

          The product development plan for individual ProLease formulations is expected to proceed in several stages. First, the Company, either on its own or pursuant to a collaboration, conducts initial feasibility work to test various ProLease formulations for a particular drug in vitro and in vivo. Following the successful completion of the feasibility stage, preclinical development and manufacturing scale-up activities directed toward the initiation of clinical trials of the ProLease formulation would be conducted in collaboration with a partner.

          The first phase of clinical trials will be designed primarily to test the safety and drug release profile of the ProLease formulation. The Company and its partner may elect to conduct several early clinical trials of various ProLease formulations of the same drug in order to select a lead formulation to advance into later stage clinical trials. Alkermes may conduct such early stage clinical trials of certain ProLease product candidates or they may be conducted by its partners. If targeted drug release levels are achieved over the desired duration and if the safety and tolerability of the ProLease product is adequate, the Company expects that it and its partner would elect to proceed into expanded clinical trials of the ProLease formulation in order to support regulatory approvals. Late stage clinical trials are expected to be conducted by the Company's partners.

     PROLEASE PRODUCTS IN DEVELOPMENT

          PROLEASE HUMAN GROWTH HORMONE. Alkermes is developing a ProLease formulation of Genentech's human growth hormone (hGH) in collaboration with Genentech. Genentech is the leading supplier of hGH in the United States. hGH is approved for use in the treatment of children with growth hormone deficiency and other indications and is being tested in additional indications in adults. hGH is currently administered frequently, often daily, by subcutaneous injection. In 1995, Genentech reported sales of $219 million for its hGH products Protropin and Nutropin.

          PROLEASE ALPHA INTERFERON. Alkermes is developing a ProLease formulation of Schering-Plough's Intron A interferon alpha 2b product in collaboration with Schering-Plough. Schering-Plough is the leading supplier of alpha interferon in the world. Intron A is approved for use in several infectious disease and oncology indications including hepatitis, hairy cell leukemia and Kaposi's sarcoma. Intron A is currently administered by frequent injection. In 1995, Schering-Plough reported sales of $433 million for Intron A.

          PROLEASE EXPERIENCE. The Company's experience with the application of ProLease to a wide range of biopharmaceuticals has shown that high incorporation efficiencies and high protein loads can be achieved. Through formulation and manufacturing at the research scale, biopharmaceuticals incorporated into ProLease microspheres have shown excellent integrity (low levels of aggregates or other degradation products) and stability and biological activity for up to 30 days in in vitro experiments.

          The results of animal studies with several different ProLease formulations have shown that ProLease can release targeted levels of drugs over extended periods of time and that the pharmacodynamic response with ProLease formulations can match that of continuous drug infusion. Suitable in vivo delivery patterns in rodents and primates have been achieved with different therapeutic proteins.

     MEDISORB

          The Medisorb technology is a proprietary method of encapsulating traditional pharmaceuticals in microspheres made of common medical polymers. Medisorb is designed to enable novel formulations of traditional pharmaceuticals by replacing frequent injections with controlled, sustained release over time. The Company believes that Medisorb formulations also have the potential to improve patient compliance by reducing the need for frequent self injection, to lower costs by reducing the need for frequent office visits and to improve safety and efficacy by reducing both the variability in drug levels inherent in frequent injections and the aggregate amount of drug given over the course of therapy. In addition, Medisorb may provide access to important new markets currently inaccessible to products that require frequent injections.

          The Medisorb formulation process has been designed to assure stability of pharmaceuticals during manufacture, storage and throughout the release phase in the body. The formulation and manufacturing process consists of three basic steps. First, the drug is combined with a polymer solution. Second, the drug/polymer solution is mixed in water to form liquid microspheres (an emulsion). Third, the liquid microspheres are dried to produce finished product. The microspheres are then administered to a patient by injection under the skin or into a muscle. Drug release from Medisorb can be controlled to last from days to weeks.

          Drug release from the microsphere is controlled by diffusion of the pharmaceutical through the microsphere and by biodegradation of the polymer. These processes can be modulated through a number of formulation and fabrication variables, including drug substance and microsphere particle sizing and choice of polymers and excipients.

          PRODUCT DEVELOPMENT STRATEGY. The Company's strategy is to generate multiple product opportunities by applying Medisorb technology to the development of superior formulations of traditional pharmaceutical products. The Company believes these formulations have the potential to expand the utilization of these products and improve the competitive advantage of its partners in major markets.

          The Company's goal is to develop Medisorb formulations in collaboration with partners having expertise, established marketing strength and patent protection relating to important pharmaceutical products. The Company's first commercial applications of Medisorb are intended to be advanced formulations of major pharmaceutical products which have already received regulatory approvals and have been marketed by the Company's partners for several years. Alkermes has licensed the technology necessary to formulate a Medisorb product candidate to a large pharmaceutical company. See "Collaborative Arrangements."

          The product development plan for individual Medisorb formulations is expected to proceed in several stages. First, the Company, either on its own or pursuant to a collaboration, conducts initial feasibility work to test various Medisorb formulations for a particular drug in vitro and in vivo. Following the successful completion of the feasibility stage, preclinical development and manufacturing scale-up activities directed toward the initiation of clinical trials of the Medisorb formulation would be conducted in collaboration with a partner.

          The first phase of clinical trials will be designed primarily to test the safety and drug release profile of the Medisorb formulation. The Company and its partner may elect to conduct several early clinical trials of various Medisorb formulations of the same drug in order to select a lead formulation to advance into later stage clinical trials. Alkermes may conduct such early stage clinical trials of certain

          Medisorb product candidates or they may be conducted by its partner. If targeted drug release levels are achieved over the desired duration and if the safety and tolerability of the Medisorb product is adequate, the Company expects that it and its partner would elect to proceed into expanded clinical trials of the Medisorb formulation in order to support regulatory approvals. Late stage clinical trials are expected to be conducted by the Company's partner.

     MEDISORB PRODUCTS IN DEVELOPMENT

          Medisorb Product Candidate. Alkermes is developing and manufacturing a Medisorb product candidate for a large pharmaceutical company under a license agreement.

     COLLABORATIVE ARRANGEMENTS

          The Company's business strategy includes forming collaborations with other pharmaceutical companies to provide technological, financial, marketing, manufacturing and other resources. To date, the Company has entered into the following corporate collaborations:

          Schering-Plough

          Under an amended Development and License Agreement with Schering-Plough, the Company has agreed to develop an injectable delivery system which incorporates Intron A as an active ingredient utilizing the Company's ProLease delivery system and has granted to Schering-Plough an exclusive worldwide license to manufacture, use and sell any such system that may be developed pursuant to the amended agreement. Under the amended agreement, Schering-Plough will also be responsible for conducting clinical trials and securing regulatory approvals. The amended agreement provides for development funding to the Company and provides for certain payments to be made by Schering-Plough to the Company for its achievement of certain milestones. The Company and Schering-Plough entered into a Prepaid Royalty Agreement pursuant to which Schering-Plough has prepaid certain royalties. In total, payments to the Company are expected to approximate $7.0 million by September 30, 1996, and future milestone payments could exceed an additional $5.0 million.

          Schering-Plough has the right to terminate the amended agreement upon 60 days' written notice upon the occurrence of certain events, including if the Company fails to meet product specifications or an agreed upon delivery schedule, the results of a safety and pharmacokinetics study provide Schering-Plough with reasonable justification not to proceed to a Phase II clinical trial, the use of the product results in adverse effects that justify termination of clinical trials, Schering-Plough is unable to manufacture the product on a commercial scale, or upon completion or permanent discontinuation of the clinical study. Either party may terminate the amended agreement upon the insolvency or bankruptcy of the other party or upon a breach by the other party which has not been cured after 60 days' notice. Schering-Plough also has the right to terminate the amended agreement upon 90 days' written notice or continue the development project on its own in the event Alkermes fails by an agreed upon date to deliver batches of a ProLease formulation of Intron A that meet agreed upon specifications. In the event Schering-Plough elects to continue the development project, it will remain obligated to pay Alkermes milestone payments and royalties upon commercial sale. In the event Schering-Plough terminates the amended agreement for any reason, Alkermes must repay the prepaid royalties received from Schering-Plough with interest. Such repayment obligation would be evidenced by an interest-bearing note and would be payable in full on the third anniversary of the date of the note. Alkermes will have the right, subject to the satisfaction of certain conditions, to satisfy its repayment obligation through the issuance of shares of its Common Stock. The number of shares that may be issued would be based upon the average closing price of Alkermes Common Stock on the Nasdaq National Market for the 30 business days immediately preceding the date on which the shares are delivered. Any Common Stock issued to Schering-Plough must be freely resaleable.

          Genentech

          In January 1995, Alkermes entered into a collaborative agreement with Genentech, pursuant to which the Company agreed to develop sustained release formulations of up to two Genentech proteins utilizing the Company's ProLease microencapsulation technology. One of these proteins is hGH and the other protein has not been publicly disclosed. In the initial phase of the collaboration, the Company will develop a sustained release formulation of hGH, which is approved for marketing in the United States for the treatment of children with growth hormone deficiencies and growth failure due to renal insufficiency. The Company commenced a Phase I clinical trial for hGH in February 1996.

          The initial phase of the Genentech collaboration is expected to be completed within two years. During the initial phase, the parties have agreed to work exclusively with each other regarding the use of the Company's ProLease technology for the encapsulation of hGH.

          At any time prior to the date that is six months after the conclusion of the Phase I clinical trial for the ProLease formulation of hGH, Genentech has the option to obtain a worldwide exclusive license to make, use and sell products incorporating hGH and/or the other Genentech protein and the Company's ProLease encapsulation technology. In the event Genentech exercises such option, the parties have agreed to negotiate in good faith regarding the terms of the definitive license agreement, which shall include royalties, milestone payments and other terms which have already been agreed upon by the parties. If Genentech elects to exercise its option to develop ProLease formulations of both proteins, and assuming the successful development and regulatory approval of the ProLease formulations of both proteins, total milestone payments to Alkermes could reach $16.5 million.

          To fund the Company's activities during the initial phase of the collaboration, Genentech has loaned the Company the aggregate amount of $3.5 million pursuant to a Convertible Promissory Note dated January 31, 1995 (the "Note"). The outstanding principal amount of the Note accrues interest at the prime rate of interest as reported by the Bank of America NT & SA from time to time. The outstanding principal amount of the Note and accrued but unpaid interest thereon becomes due and payable on January 31, 2000.

          Under the terms of the Note, Alkermes has the option to convert, at any time, all outstanding principal and accrued but unpaid interest thereon (as such amount may exist from time to time, the "Conversion Amount") into shares of Common Stock. The number of shares into which the Note will be converted shall be determined by dividing the Conversion Amount by the average closing price of the Common Stock on the Nasdaq National Market for the 20 trading days immediately preceding the conversion date (the "Conversion Price"). In addition, Genentech shall have the right to convert the Conversion Amount into shares of Common Stock at the Conversion Price if at any time the total cash, cash equivalents and marketable debt instruments of the Company shall be less than the sum of (i) all indebtedness which ranks senior to the indebtedness evidenced by the Note, and (ii) the Conversion Amount. Genentech also has the right to demand that the Common Stock be registered under certain circumstances.

          Pursuant to the collaboration agreement, both Alkermes and Genentech have the right to terminate the agreement upon the other's material breach which is not cured within 30 days' written notice or upon the other's insolvency or bankruptcy. Genentech also has the right to terminate the agreement at any time upon 30 days' written notice to Alkermes.

          Medisorb Licensee

          Pursuant to a Development Agreement, the Company is collaborating exclusively with a large pharmaceutical company in the development of sustained release formulations of a Medisorb product candidate. Under the Development Agreement, the Company is responsible for production of the Medisorb product candidate for clinical trials. The pharmaceutical company is responsible for conducting clinical trials of the Medisorb product candidate and securing all necessary regulatory approvals.

          Under related license agreements (the "License Agreements"), the pharmaceutical company and an affiliate have exclusive world-wide licenses from the Company to manufacture and have manufactured, to use and to have used, and to sell and have sold, the Medisorb product candidate. If the pharmaceutical company decides to employ third-party suppliers of the Medisorb product candidate, the Company has a right of first refusal for the manufacture and supply to the pharmaceutical company of all Medisorb product candidate, and component bio-absorbable polymers thereof, developed under the Development Agreement. Under the License Agreements, the pharmaceutical company is required to pay Alkermes certain royalties with respect to all Medisorb product candidate sold to customers.

          The pharmaceutical company can terminate the Development Agreement or the License Agreements upon 30 days' prior written notice.

          Alkermes Clinical Partners

          In April 1992, Units consisting of limited partnership interests in the Partnership and warrants to purchase the Company's Common Stock were sold to investors in a private placement (the "Private Placement"). See "Corporate Matters -- Private Placement and Warrant Exchange." The net proceeds of the $46 million Private Placement are being used to fund the further development and clinical testing of RMPs for human pharmaceutical use in the United States and Canada.

          Pursuant to a Product Development Agreement, dated March 6, 1992, Alkermes transferred substantially all of its rights to the RMP technology to the Partnership. Alkermes has an option to purchase all of the limited partnership interests in the Partnership and thereby reacquire the transferred technology.

          Research and development of RMPs is being conducted by Alkermes for the Partnership pursuant to the Product Development Agreement. Alkermes is reimbursed by the Partnership for its actual costs incurred in conducting such research and development, and also receives a management fee of 10% of such costs. During the fiscal year ended March 31, 1995, Alkermes recorded as revenue an aggregate of approximately $9.8 million from the Partnership. In addition, approximately $1.6 million has been recorded as deferred revenue at March 31, 1995. The revenues recorded by Alkermes from the Partnership during the fiscal year ended March 31, 1995 constituted approximately 67% of the Company's net revenues during such period. The Partnership's funding obligations will end in the quarter ending June 30, 1996 and Alkermes intends thereafter to fund the development of RMPs, but may be forced to seek alternative sources of funding thereafter.

          The Partnership may terminate the research program for any or all products upon the affirmative vote of 75% of the directors of the general partner of the Partnership, Alkermes Development

          Corporation II ("ADC II"), a wholly owned subsidiary of Alkermes, that such research is not feasible or is uneconomic. The Partnership may terminate the marketing program for any or all products upon the affirmative vote of 75% of the directors of ADC II based on the directors' good faith business judgment. The Partnership may also terminate the research or marketing program if Alkermes has materially breached the agreement and not cured such breach within 30 days' written notice. Both parties may terminate the research or marketing program upon mutual consent to terminate or upon the insolvency or bankruptcy of the other party.

          The Partnership has granted Alkermes an exclusive interim license to manufacture and market RMPs for human pharmaceutical use in the United States and Canada. Upon the first marketing approval of an RMP product by the FDA, Alkermes is obligated to make a payment to the Partnership equal to 20% of the aggregate capital contributions of all limited partners. Additionally, Alkermes will pay royalty payments equal to 12% of United States and Canadian revenues and, in certain circumstances, 10% of European revenues from any sales of RMPs by Alkermes. The interim license will terminate if Alkermes does not exercise its option to acquire all of the limited partners' interests in the Partnership.

          The general partner of the Partnership is ADC II. Fifty percent of the members of the board of directors of ADC II are persons not affiliated with Alkermes. Such non-affiliated persons were nominated by the sales agent for the Private Placement. The sales agent will continue to have the right to nominate at least half of the members of ADC II's board of directors unless certain events occur.


     OTHER RESEARCH ACTIVITIES

          Alkermes is evaluating other drug delivery technologies principally through research collaborations with academic institutions. These research projects are focused typically on novel drug delivery systems that fit the Company's strategic focus on sophisticated technologies potentially applicable to multiple product candidates.

     COMPETITION

          The biotechnology and pharmaceutical industries are subject to rapid and substantial technological change. Alkermes faces, and will continue to face, intense competition in the development, manufacturing, marketing and commercialization of its product candidates from academic institutions, government agencies, research institutions and biotechnology and pharmaceutical companies. There can be no assurance that developments by others will not render the Company's product candidates or technologies obsolete or noncompetitive. At the present time, Alkermes has no sales force, commercial manufacturing capability or marketing experience. In addition, many of the Company's competitors and potential competitors have substantially greater capital resources, manufacturing and marketing experience, research and development resources, and production facilities than does Alkermes. Many of these competitors also have significantly greater experience than Alkermes in undertaking preclinical testing and clinical trials of new pharmaceutical products and obtaining FDA and other regulatory approvals.

          With respect to RMP-7, there are currently no products approved by the FDA for increasing the permeability of the blood-brain barrier. Guilford Pharmaceuticals, Inc., however, has filed for approval of a surgically implantable polymer wafer containing BCNU, a chemotherapeutic agent, for the treatment of brain tumor.

          The Company is aware of certain programs under development by competitors that are focused on the delivery of biopharmaceuticals utilizing a sustained release vehicle. However, the Company is not aware of any company that has initiated clinical trials involving the Company's partners' products or products which would compete with the Company's programs. Many of these competitors have greater resources than the Company. There can be no assurance that the Company will be able to compete successfully with such companies. The existence of products developed by the Company's competitors, or other products or treatments of which the Company is not aware, or products or treatments that may be developed in the future, may adversely affect the marketability of products developed by the Company.

     PATENTS AND PROPRIETARY RIGHTS

          The Company's success will be dependent, in part, on its ability to obtain patent protection for its and the Partnership's products, to maintain trade secret protection and to operate without infringing upon the proprietary rights of others.

          The Company has a proprietary portfolio of patent rights and exclusive licenses to patents and patent applications. The Company has filed numerous U.S. and international patent applications directed to composition of matter as well as processes of preparation and methods of use, including applications relating to: permeabilizers, certain rights to which have been licensed to the Partnership, of which one U.S. patent was issued in each of May 1992, December 1993 and April 1996; carriers for enabling passage into the brain of therapeutic compounds, of which one U.S. patent was issued in each of October 1992 and January 1993; therapeutic applications of cationized antibodies; the ProLease microencapsulation process, of which one U.S. patent was issued in December 1993; the formulation of ProLease product candidates of which one U.S. patent was issued in May 1995; the Medisorb microencapsulation process of which one U.S. patent was issued in June 1983; two additional U.S. patents related to processes of preparation of which one was issued in each of June 1993 and February 1994; and the formulation of product candidates, of which nine U.S. patents were issued between July 1985 and June 1995. In the future, the Company plans to file further U.S. and foreign patent applications directed to new or improved products and processes. The U.S. patents issued to the Company will expire between 2000 and 2013. Alkermes intends to file additional patent applications when appropriate and intends to defend its patent position aggressively.

          Alkermes has exclusive rights through licensing agreements with several institutions to seven issued U.S. patents, a number of U.S. patent applications and to corresponding foreign patents and patent applications in many countries, subject in certain instances to the rights of the U.S. government to use the technology covered by such patents and patent applications and, with respect to one patent application, the right of one other licensee to use the technology covered by such patent application on a co-exclusive basis. The Company has an exclusive option for exclusive rights to one U.S. patent application and a related international patent application for gene therapy. The U.S. patents that have been licensed to the Company will expire between the years 2003 and 2013. Under certain licensing agreements, the Company currently pays license maintenance fees and/or minimum annual royalties. During the fiscal year ended March 31, 1995, such fees were approximately $117,000. In addition, under all licensing agreements, Alkermes is obligated to pay royalties on future sales of products, if any, covered by the licensed patents.

          Two applications for patents were filed by a third party in the United States and in Europe that contain claims covering certain analogs and uses thereof of the same naturally occurring molecule on which RMP-7 is based. One U.S. patent has issued from these applications. Based on an opinion of the Company's patent counsel, Alkermes believes that the claims of the issued U.S. patent are not infringed by the Partnership's or the Company's proposed manufacture, use or sale of RMP-7. However, there can be no assurance that the claims of the issued U.S. patent are not infringed and the claims of future patents issuing from these applications, if any, will not be infringed by the Partnership's or the Company's proposed manufacture, use or sale of RMP-7. There can be no assurance that Alkermes or the Partnership would prevail in any legal action seeking damages or injunctive relief for infringement of any patent that might issue under such applications or that any license required under any such patent would be made available or, if available, would be available on acceptable terms. Failure to obtain a required license could result in the inability to proceed with RMP-based products.

          The patent positions of pharmaceutical, biopharmaceutical and biotechnology firms, including Alkermes, are generally uncertain and involve complex legal and factual questions. In addition, there can be no assurance that the Company's or its licensors' current patent applications will be allowed or that the claims of any patents issued to Alkermes or its licensors (in connection with either or both the Company's product candidates or the Partnership's product candidate) will be sufficiently broad to protect the Company's or the Partnership's technology or to provide Alkermes or the Partnership with any competitive advantages. Moreover, no assurance can be given that patents issued to Alkermes (in connection with either or both the Company's product candidates or the Partnership's product candidate), or its respective licensors, if any, will not be contested, invalidated or circumvented. In addition, if Alkermes or the Partnership is required to defend against a charge of patent infringement or to protect its own proprietary rights against third parties, substantial costs could be incurred.

          In the future, Alkermes may be required to obtain additional licenses to patents or other proprietary rights of third parties. There can be no assurance that any such licenses will be available on acceptable terms, if at all, and failure to obtain such licenses could result in delays in marketing the Company's products or the inability to proceed with the development, manufacture or sale of product candidates requiring such licenses.

          The Company also relies upon unpatented trade secrets and improvements, unpatented know-how and continuing technological innovation to develop and maintain its competitive position which it seeks to protect, in part, by confidentiality agreements with its corporate partners, collaborators, employees and consultants. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known or be independently discovered by competitors.

          The Company's practice is to require its employees, consultants and advisors to execute a confidentiality agreement upon the commencement of an employment or consulting relationship with the Company. The agreements provide that all confidential information developed or made known to an individual during the course of the employment or consulting relationship shall be kept confidential and not disclosed to third parties except in specified circumstances. In the case of employees, the agreements provide that all inventions conceived by the individual while employed by the Company shall be the exclusive property of the Company. There can be no assurance, however, that these agreements will provide meaningful protection for the Company's trade secrets in the event of unauthorized use or disclosure of such information.

     MANUFACTURING

          RMP-7 is a small peptide manufactured using standard synthetic techniques. Alkermes relies on an independent company for the manufacture and supply of RMP-7. Alkermes believes that, if necessary, there are other companies which could manufacture and supply its requirements for RMP-7. Nevertheless, there can be no assurance that any manufacturer of RMP-7 will meet the Company's demands for quality, quantity, cost and timeliness.

          Medisorb manufacturing involves microencapsulation of drug substances provided to Alkermes by its collaborator. Alkermes is manufacturing, in accordance with GMP, a product candidate incorporating its Medisorb sustained release delivery system, for use in clinical trials, at its recently acquired facility in Wilmington, Ohio. It does not manufacture such product candidates on a commercial scale.

          ProLease manufacturing involves microencapsulation of drug substances provided to Alkermes by its collaborators. Alkermes is in the process of constructing an in-house pilot production facility, in accordance with GMP, of product candidates incorporating its ProLease sustained release delivery system for use in clinical trials. Pursuant to agreements with certain of its partners, Alkermes has the option to manufacture ProLease products for commercial sale.

          The manufacture of either Medisorb or ProLease products on a commercial scale would require significant start-up expenses and expansion of facilities and personnel, and no assurance can be given that Alkermes can develop such manufacturing capability successfully.

          If Alkermes is not able to develop manufacturing capacity and experience or to continue to contract for manufacturing capabilities on acceptable terms, its ability to conduct preclinical testing and clinical trials will be compromised, and delays in obtaining regulatory approvals might result. Such delays could materially adversely affect the Company's competitive position and its business, financial condition and results of operations.

     MARKETING

          Alkermes plans to market and sell RMP-7, if successfully developed and approved, either directly or through co-promotion or other licensing arrangements with third parties. Such arrangements may be exclusive or nonexclusive and may provide for marketing rights worldwide or in a specific market.

          Alkermes intends to market any ProLease and Medisorb products through its corporate partners. Alkermes has entered into development agreements, including sales and marketing, for ProLease product candidates with Genentech and Schering-Plough, and for a Medisorb product candidate with the a large pharmaceutical company. See "Collaborative Arrangements."

          Alkermes has no marketing experience and there can be no assurance that it will successfully develop such experience or that it will be able to enter into marketing agreements with others on acceptable terms. To the extent the Company enters into co-promotion arrangements, any revenues received by the Company will be dependent on the efforts of third parties, and there can be no assurance that such efforts will be successful.

     GOVERNMENT REGULATION

          The manufacture and marketing of pharmaceutical products in the United States require the approval of the FDA under the Federal Food, Drug and Cosmetic Act. Similar approvals by comparable agencies are required in most foreign countries. The FDA has established mandatory procedures and safety standards which apply to the preclinical testing and clinical trials, manufacture and marketing of pharmaceutical products. Pharmaceutical manufacturing facilities are also regulated by state, local and other authorities.

          As an initial step in the FDA regulatory approval process, preclinical studies are typically conducted in animal models to assess the drug's efficacy and to identify potential safety problems. The results of these studies must be submitted to the FDA as part of an IND, which must be reviewed by the FDA before proposed clinical testing can begin. Typically, clinical testing involves a three-phase process. Phase I trials are conducted with a small number of subjects and are designed to provide information about both product safety and the expected dose of the drug. Phase II trials are designed to provide additional information on dosing and preliminary evidence of product efficacy. Phase III trials are large scale studies designed to provide statistical evidence of efficacy and safety in humans. The results of the preclinical testing and clinical trials of a pharmaceutical product are then submitted to the FDA in the form of a New Drug Application ("NDA"), or for a biological product in the form of a Product License Application ("PLA"), for approval to commence commercial sales. Preparing such applications involves considerable data collection, verification, analysis and expense. In responding to an NDA or PLA, the FDA may grant marketing approval, request additional information or deny the application if it determines that the application does not satisfy its regulatory approval criteria.

          Prior to marketing, any product developed by Alkermes must undergo an extensive regulatory approval process, which includes preclinical testing and clinical trials of such product candidate to demonstrate safety and efficacy. This regulatory process can require many years and the expenditure of substantial resources. Data obtained from preclinical testing and clinical trials are subject to varying interpretations, which can delay, limit or prevent FDA approval. In addition, changes in FDA approval policies or requirements may occur or new regulations may be promulgated which may result in delay or failure to receive FDA approval. Similar delays or failures may be encountered in foreign countries. Delays and costs in obtaining regulatory approvals would have a material adverse effect on the Company's business, financial condition and results of operations.

          Among the conditions for NDA or PLA approval is the requirement that the prospective manufacturer's quality control and manufacturing procedures conform on an ongoing basis with GMP. An Establishment License Application ("ELA") must be submitted for approval by the FDA with information about manufacturing facilities. Before approval of the ELA, the FDA will perform a prelicensing inspection of the facility to determine its compliance with GMP and other rules and regulations. In complying with GMP, manufacturers must continue to expend time, money and effort in the area of production and quality control to ensure full technical compliance. After the establishment is licensed, it is subject to periodic inspections by the FDA.

          The requirements which the Company must satisfy to obtain regulatory approval by governmental agencies in other countries prior to commercialization of its products in such countries can be as rigorous and costly as those described above.

          The Company is also subject to various laws and regulations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals and the use and disposal of hazardous or potentially hazardous substances, including radioactive compounds and infectious disease agents, used in connection with the Company's research. Compliance with laws and regulations relating to the protection of the environment has not had a material effect on capital expenditures, earnings or the competitive position of the Company. However, the extent of government regulation which might result from any legislative or administrative action cannot be accurately predicted.

     EMPLOYEES

          As of May 7, 1996, the Company had 162 full-time employees, of whom 24 held M.D. degrees or Ph.D. degrees in the fields of organic chemistry, pharmaceutics, chemical engineering, organic polymer chemistry, synthetic protein chemistry, molecular biology, oncology, toxicology, pharmacology, pharmacy and polymer science and engineering. A significant number of the Company's management and professional employees have had prior experience with pharmaceutical, biotechnology or medical product companies. Alkermes believes that it has been highly successful in attracting skilled and experienced scientific personnel; however, competition for such personnel is intense. None of the Company's employees is covered by a collective bargaining agreement.

     CORPORATE MATTERS

          Alkermes, a Pennsylvania corporation, was organized in 1987.

               Medisorb Transaction

          In March 1996, a wholly owned subsidiary of the Company, Alkermes Controlled Therapeutics Inc. II ("ACT II") acquired certain Medisorb technology and assets owned or used by Medisorb Technologies International, L.P., a privately owned limited partnership. Included in the acquisition was a 14,000 square foot pharmaceutical production facility located in Wilmington, Ohio. The purchase was made with cash.

               Enzytech Merger

          In February 1993, Enzytech, Inc. ("Enzytech"), an unrelated entity, was merged with and into Alkermes Controlled Therapeutics, Inc., a wholly owned subsidiary of the Company (the "Merger"). The Merger was consummated by converting the shares of all classes of Enzytech capital stock then outstanding into shares of the Company's Common Stock. The Company also granted to certain of Enzytech's employees and consultants options to purchase shares of the Company's Common Stock. The business acquired in the Merger is focused on the development of products incorporating proprietary drug delivery systems based on microencapsulation technologies which may enable injectable sustained release or oral formulations to be made of biopharmaceutical products such as proteins and peptides.

               Private Placement and Warrant Exchange

          On April 10, 1992, Alkermes and the Partnership sold in the Private Placement (i) 920 Class A units, each unit consisting of one Class A limited partnership interest in the Partnership, a 1992 warrant to purchase 2,800 shares of the Company's Common Stock, par value $.01 per share ("Common Stock"), and a 1995 warrant to purchase 300 shares of Common Stock, and (ii) one Class B unit consisting of one Class B limited partnership interest in the Partnership, a 1992 warrant to purchase 5,600 shares of Common Stock and a 1995 warrant to purchase 600 shares of Common Stock. The purchase price was $50,000 for each Class A Unit (subject to certain reductions for certain investors) and $100,000 for the

          Class B Unit. The purchase price for the Class A and Class B Units was payable in installments due on an annual basis which commenced in and ended in 1995.

          The Class A 1992 Warrants, the Class A 1995 Warrants, the Class B 1992 Warrant and the Class B 1995 Warrant were issued by the Company in consideration of the grant by each limited partner to the Company of an option to purchase, under certain circumstances, the limited partnership interest held by such limited partner.

          The Class A 1992 Warrants and the Class B 1992 Warrant may be exercised during the period which began on August 1994 and ends on July 31, 1999, and upon the payment of a warrant exercise price per share of $20.03. The Class A 1995 Warrants and the Class B 1995 Warrant may be exercised during the period which began on April 15, 1995 and ends on April 14, 2000, and upon the payment of a warrant exercise price per share of $3.54.

          PaineWebber Development Corporation, the sales agent for the Units (the "Sales Agent"), purchased the Class B Unit in the Private Placement. An affiliate of the Sales Agent (the "Fund Affiliate") purchased 133 Class A units in the Private Placement. In consideration of such purchase, the Company issued to the Sales Agent Affiliate a warrant to purchase 13,300 shares of Common Stock (the "Fund Warrant"). The Fund Warrant had the same exercise period and
          exercise price ($20.03) as the Class A 1992 Warrants.   As part of the
          Private Placement, the Company also issued to an affiliate of the Sales Agent (the "Incentive Affiliate") a warrant to purchase 77,100 shares of Common Stock (the "Incentive Warrant"). The Incentive Warrant had an exercise period which began on August 1, 1994 and ends on July 31, 1997 and had a warrant exercise price per share of $20.83.

          The Company completed an exchange offer on January 27, 1995 with respect to the foregoing warrants. Pursuant to the exchange offer, Class A limited partners had the option to exchange both the Class A 1992 Warrants and the Class A 1995 Warrants for a new 1994 Class A Warrant to purchase, at $5.00 per share, 1,700 shares of the Company's Common Stock for every 3,100 shares of Common Stock issuable upon exercise of the Class A 1992 Warrant and Class A 1995 Warrant exchanged therefor. The Sales Agent had the option to exchange both the Class B 1992 Warrant and the Class B 1995 Warrant for a new 1994 Class B Warrant to purchase 3,400 shares of the Company's Common Stock at $5.00 per share. The Fund Affiliate had the option to exchange the Fund Warrant for a new 1994 Fund Warrant to purchase 7,293 shares of Common Stock at $5.00 per share. The Incentive Affiliate had the option to exchange the Incentive Warrant for a new 1994 Incentive Warrant to purchase 42,280 shares of Common Stock at $5.25 per share. The 1994 Class A Warrants, 1994 Class B Warrant, and 1994 Fund Warrant are exercisable during the period which began on April 1, 1995 and ends on March 31, 2000. The 1994 Incentive Warrant is exercisable during the period which began on April 1, 1995 and ends on March 31, 1998.

          Holders of approximately 92% of the Class A 1992 Warrants and the Class A 1995 Warrants originally issued exchanged such warrants in response to the exchange offer. The Sales Agent, the Fund Affiliate and the Incentive Affiliate also exchanged the warrants they acquired in the Private Placement for new 1994 warrants.

          In February and April 1996, the Company purchased an aggregate of 74 Class A Units that were owned by investors who defaulted on their payment obligations. The aggregate purchase price for such Units was the aggregate amount of the unpaid installments, approximately $2,052,000.

                             PLAN OF DISTRIBUTION

          The Common Stock offered hereby is being offered for sale directly by the Company to a limited number of institutional buyers, and affiliates of such buyers. The Company does not anticipate offering the Common Stock through underwriters, but may engage a registered broker/dealer to effect sales of the shares. If the Company does offer the Common Stock through underwriters or broker/dealers or agents, the net proceeds to the Company would be reduced by any discounts or commissions which would be required to be paid by the Company to any such underwriter, broker/dealer or agent.
     The price of the Common Stock offered hereby will be determined through negotiations between the Company and prospective purchasers of the Common Stock.

          There can be no assurance that the Company will be successful in selling any or all of the Common Stock offered hereby. The Company has not fixed a minimum number of shares of Common Stock to be sold pursuant to this Prospectus. Therefore, the Company may sell less than all of the Common Stock offered hereby, which may significantly reduce the amount of proceeds to be received by the Company. Funds received by the Company on the sale of less than all of the Common Stock offered hereby will not be placed in an escrow, trust or similar account. It is expected that delivery of certificates representing the shares of Common Stock will be made against payment for the Common Stock in Boston, Massachusetts, and the offering of any unsold shares hereunder will terminate not later than 30 days after the date of this Prospectus.

          The Chief Executive Officer, the President and the Chief Financial Officer of the Company, with assistance of other officers as needed, will participate in the sale of the Common Stock to the purchasers. The Company expects that these participants, who will not receive any compensation for these sales, will not be deemed to be brokers under the Exchange Act.

                                    EXPERTS


          The consolidated financial statements incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1995 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


                                 LEGAL OPINIONS


          The validity of the securities offered hereby has been passed upon by Ballard Spahr Andrews & Ingersoll, Philadelphia, Pennsylvania. Morris Cheston, Jr., Secretary of Alkermes and of Alkermes Controlled Therapeutics, Inc., ACT II and ADC II, all of which are wholly owned subsidiaries of Alkermes, and Martha J. Hays, Secretary of Alkermes Investments, Inc., a wholly owned subsidiary of Alkermes, are partners in the law firm of Ballard Spahr Andrews & Ingersoll.


                                INDEMNIFICATION


          Article 5 of the Company's By-Laws provides that the Company shall indemnify any director, officer, employee or agent of the Company or any of its subsidiaries who was a party to any proceeding, whether formal or informal, and whether brought by or in the right of the Company, its shareholders or otherwise, by reason of the fact that such person was or is an authorized representative of the Company to the fullest extent permitted by law, including without limitation indemnification against expenses, damages, penalties and fines and amounts paid in settlement, actually and reasonable incurred by such person in connection with such proceeding, unless the act or failure to act giving rise to the claim is finally determined by a court to have constituted willful misconduct or recklessness. The provisions of
     Article 5 are sufficiently broad to require indemnification of directors, officers and controlling persons against liabilities incurred by such persons under the Securities Act.

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

          The Company has also obtained Directors' and Officers' Liability Insurance in the amount of $3,000,000 which insures its officers and directors against certain liabilities such persons may incur in their capacities as officers or directors of the Company.


                             ADDITIONAL INFORMATION


          The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Common Stock offered hereby (the "Registration Statement"). This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement, copies of which may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. Statements contained in this Prospectus as to the contents of any contract or other document filed, or incorporated by reference, as an exhibit to the Registration Statement are qualified in all respects by such reference.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


     ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

               The following statement sets forth the amounts of expenses in connection with the offering of the Common Stock pursuant to this Registration Statement, all of which shall be borne by the Company.


     Securities and Exchange Commission
       Registration Fee.......................................     $ 8,972
     Printing and Engraving Expenses..........................       5,000
     Accounting Fees and Expenses.............................      10,000
     Legal Fees and Expenses..................................      25,000
     NASDAQ Listing Fees......................................      17,500
     Miscellaneous Expenses...................................       3,528

          All of the expenses listed above, except the Securities and Exchange Commission Registration Fee and NASDAQ Listing Fee, represent estimates only.

     ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

          The Pennsylvania Business Corporation law of 1988 authorizes the Company to grant indemnities to directors and officers in terms sufficiently broad to permit indemnification of such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. In addition, the Company has also obtained Directors' and Officers' Liability Insurance in the amount of $3,000,000 which insures its officers and directors against certain liabilities such persons may incur in their capacities as officers or directors of the Company.

          Article 5 of the Company's Amended and Restated By-Laws provides as follows:


            INDEMNIFICATION OF DIRECTORS, OFFICERS AND OTHER PERSONS

          5.1 INDEMNIFICATION OF DIRECTORS, OFFICERS AND OTHER PERSONS. The Corporation shall indemnify any director, officer, employee or agent of the Corporation or any of its subsidiaries who was or is an "authorized representative" of the Corporation (which shall mean, for the purpose of this Article, a director or officer of the Corporation, or a person serving at the request of the Corporation as a director, officer, partner, fiduciary or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise) and who was or is a "party" (which shall include for purposes of this Article the giving of testimony or similar involvement) or is threatened to be made a party to any "proceeding" (which shall mean for purposes of this Article any threatened, pending or completed action, suit, appeal or other proceeding of any nature, whether civil, criminal, administrative or investigative, whether formal or informal, and whether brought by or in the right of the Corporation, its shareholders or otherwise) by reason of the fact that such person was or is an authorized representative of the Corporation to the fullest extent permitted by law, including without limitation indemnification against expenses (which shall include for purposes of this Article attorneys' fees and disbursements), damages, punitive damages, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such proceeding unless the act or failure to act giving rise to the claim is finally determined by a court to have constituted willful misconduct or recklessness. If an authorized representative is not entitled to indemnification in respect of a portion of any liabilities to which such person may be subject, the Corporation shall nonetheless indemnify such person to the maximum extent for the remaining portion of the liabilities.

          5.2 ADVANCEMENT OF EXPENSES. The Corporation shall pay the expenses (including attorneys' fees and disbursements) actually and reasonably incurred in defending a proceeding on behalf of any person entitled to indemnification under Section 5.1 in advance of the final disposition of such proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation as authorized in this Article and may pay such expenses in advance on behalf of any employee or agent on receipt of a similar undertaking. The financial ability of such authorized representative to make such repayment shall not be prerequisite to the making of an advance.

          5.3 EMPLOYEE BENEFIT PLANS. For purposes of this Article, the Corporation shall be deemed to have requested an officer, director, employee or agent to serve as fiduciary with respect to an employee benefit plan where the performance by such person of duties to the Corporation also imposes duties on, or otherwise involves services by, such person as a fiduciary with respect to the plan; excise taxes assessed on an authorized representative with respect to any transaction with an employee benefit plan shall be deemed "fines"; and action taken or omitted by such person with respect to an employee benefit plan in the performance of duties for a purpose reasonably believed to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is not opposed to the best interests of the Corporation.

          5.4 SECURITY FOR INDEMNIFICATION OBLIGATIONS. To further effect, satisfy or secure the indemnification obligations provided herein or otherwise, the Corporation may maintain insurance, obtain a letter of credit, act as self-insurer, create a reserve, trust, escrow, cash collateral or other fund or account, enter into indemnification agreements, pledge or grant a security interest in any assets or properties of the Corporation, or use any other mechanism or arrangement whatsoever in such amounts, at such costs, and upon such other terms and conditions as the Board of Directors shall deem appropriate.

          5.5 RELIANCE UPON PROVISIONS. Each person who shall act as an authorized representative of the Corporation shall be deemed to be doing so in reliance upon the rights of indemnification provided by this Article.

          5.6 AMENDMENT OR REPEAL. All rights of indemnification under this Article shall be deemed a contract between the Corporation and the person entitled to indemnification under this Article pursuant to which the Corporation and each such person intend to be legally bound. Any repeal, amendment or modification hereof shall be prospective only and shall not limit, but may expand, any rights or obligations in respect of any proceeding whether commenced prior to or after such change to the extent such proceeding pertains to actions or failures to act occurring prior to such change.

          5.7 SCOPE OF ARTICLE. The indemnification, as authorized by this Article, shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any statute, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in an official capacity and as to action in any other capacity while holding such office. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article shall continue as to a person who has ceased to be an officer, director, employee or agent in respect of matters arising prior to such time, and shall inure to the benefit of the heirs, executors and administrators of such person.


     ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

          This Registration Statement includes the following exhibits:

     Exhibit No.
     ----------

          4.1 Specimen of Stock Certificate of Alkermes, Inc. (Incorporated by reference to Exhibit 4 to the Registrant's Registration Statement on Form S-1 as amended (File No. 33-40250)).

          4.2 Second Amended and Restated Articles of Incorporation of Alkermes, Inc. effective July 23, 1991. (Incorporated by reference to Exhibit 4.1(a) to the Registrant's Report on Form 10-Q for the quarter ended June 30, 1991).

          4.3 Amendment to Second Amended and Restated Articles of Incorporation, as filed with the Pennsylvania Secretary of State on November 1, 1991. (Incorporated by reference to
                 Exhibit 4.1(c) to the Registrant's Report on Form 10-Q for the quarter ended September 30, 1991).

          4.4 Amendment to the Second Amended and Restated Articles of Incorporation, as amended, as filed with the Pennsylvania Secretary of State on February 12, 1993. (Incorporated by reference to Exhibit 4.1(d) to the Registrant's Report on Form 10-Q for the quarter ended December 31, 1992).

          5 Opinion of Ballard Spahr Andrews & Ingersoll as to the legality of the securities to be offered.

          23.1 Consent of Ballard Spahr Andrews & Ingersoll (included as part of Exhibit 5).

          23.2   Consent of Deloitte & Touche LLP.

          27     Financial Data Schedule

     ITEM 17.  UNDERTAKINGS.

          The undersigned Registrant hereby undertakes as follows:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

               Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cambridge, Commonwealth of Massachusetts, on May 8, 1996.

                                      ALKERMES, INC.


                                      By  /s/ Richard F. Pops
                                        ------------------------
                                          Richard F. Pops
                                        Chief Executive Officer

          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

                 Signature                  Title                  Date
                 ---------                  -----                  ----

                   *                Director and Chairman       May 8, 1996
      ---------------------------   of the Board
            Michael A. Wall


        /s/ Richard F. Pops         Director and Chief          May 8, 1996
      ---------------------------   Executive
            Richard F. Pops         Officer (Principal
                                    Executive Officer)


        /s/ Robert A. Breyer        Director, President         May 8, 1996
      ---------------------------   and Chief
            Robert A. Breyer        Operating Officer


        /s/ Michael J. Landine      Senior Vice President,      May 8, 1996
      ---------------------------   Chief Financial Officer
            Michael J. Landine      and Treasurer (Principal
                                    Financial Officer and
                                    Principal Accounting
                                    Officer)

                   *                Director                    May 8, 1996
      ---------------------------
            Robert S. Langer


      ---------------------------   Director
            Alexander Rich


                   *                Director                    May 8, 1996
      ---------------------------
            Paul Schimmel


                                    Director
      ---------------------------
            Floyd Bloom


                                    Director
      ---------------------------
            John K. Clarke

*By      /s/Michael J. Landine      pursuant to a               May 8, 1996
      ---------------------------   power of
          Michael J. Landine        attorney
                                    previously
                                    filed

                                 EXHIBIT INDEX



     Exhibit No.                                                       Page No.
     ----------                                                        --------

            5 Opinion of Ballard Spahr Andrews & Ingersoll as to the legality of the securities to be offered.

         23.1      Consent of Ballard Spahr Andrews & Ingersoll
                   (included as part of Exhibit 5).

         23.2      Consent of Deloitte & Touche LLP.

           27      Financial Data Schedule